Exhibit 10.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

GFINET, INC.,

GFI TP HOLDINGS PTE LTD.,

INTERCONTINENTAL EXCHANGE, INC.

AND,

solely for the purposes set forth in the preamble,

GFI GROUP INC.

AND

BGC PARTNERS, INC.

DATED AS OF NOVEMBER 15, 2015

i

EXHIBITS and ANNEXES:

Exhibit A	Form of Services Agreement
Exhibit B	Form of Equity Transfer and Assignment Agreement
Exhibit C	Form of Framework Agreement Amendment
Exhibit D	Form of Deed of Substitution
Exhibit E	Form of Registration Rights Agreement

Annex A	Working Capital Methodology and Sample Calculation of Working Capital

INDEX OF DEFINED TERMS

2008 Sellers	Section 8.12(a)
2008 SPA	Section 8.12(a)
Accountant	Section 3.7(c)
Accounting Principles	Section 1.1
Acquired Intellectual Property	Section 4.16(a)
Action	Section 6.3(b)
Adjustment Amount	Section 1.1
Affiliate	Section 1.1
Aggregate Cash Consideration	Section 3.2
Aggregate Share Consideration	Section 1.1
Agreement	Preamble
Applicable Accounting Standards	Section 1.1
Assets	Section 4.20(a)
Audited Financial Statements	Section 4.9(a)
BGCP	Preamble
Business	Section 1.1
Business Day	Section 1.1
Business Employee	Section 1.1
Business Financial Information	Section 4.9(a)
Business Material Adverse Effect	Section 1.1
Cap	Section 10.5(d)
Cash and Cash Equivalents	Section 1.1
Cash Election Notice	Section 3.2
CBAs	Section 4.10(a)
Change of Control Payment	Section 1.1
Claim Notice	Section 10.4(a)
Cleanup	Section 1.1
Closing	Section 3.1
Closing Cash	Section 1.1
Closing Date	Section 3.1
Closing Indebtedness	Section 1.1
Closing Payment	Section 3.3
Closing Purchase Price	Section 1.1
Closing Working Capital	Section 1.1
Code	Section 1.1
Company Benefit Plan	Section 1.1
Competing Business	Section 6.4(a)
Continuing Employee	Section 6.7(a)
Contract	Section 1.1
Controlling Party	Section 8.4(c)
D&O Indemnified Persons	Section 6.8(a)
D&O Insurance	Section 6.8(b)
Damages	Section 1.1
Data Handling	Section 1.1

v

De Minimis Claims	Section 10.5(b)
Deed of Substitution	Section 1.1
Disclosure Letters	Section 1.1
Dispute Notice	Section 3.7(c)
Divestiture	Section 6.3(b)
Divestiture Period	Section 6.4(b)(iii)
Downstream Guarantees	Section 6.9(a)
EBITDA	Section 1.1
Enforceability Exceptions	Section 4.4
Environmental Laws	Section 1.1
Equity Transfer and Assignment Agreement	Section 1.1
ERISA	Section 1.1
ERISA Affiliate	Section 1.1
Estimated Adjustment Amount	Section 3.2
Estimated Closing Cash	Section 3.2
Estimated Closing Indebtedness	Section 3.2
Estimated Closing Statement	Section 3.2
Estimated Trayport Transaction Expenses	Section 3.2
Exchange Act	Section 1.1
Excluded Taxes	Section 1.1
Extension Election	Section 9.1(c)
Extension Fee	Section 1.1
Federal Funds Rate	Section 1.1
Foreign Company Benefit Plan	Section 4.10(h)
Framework Agreement Amendment	Section 1.1
GFI	Preamble
Governmental Authority	Section 1.1
Hazardous Materials	Section 1.1
HSR Act	Section 6.3(d)
HSR Approval	Section 6.3(d)
IFRS	Section 1.1
Indebtedness	Section 1.1
Indemnified Parties	Section 10.3
Indemnifying Party	Section 10.4(a)
Information Technology	Section 1.1
Intellectual Property	Section 1.1
IRS	Section 1.1
Knowledge	Section 1.1
Law	Section 1.1
Leased Real Property	Section 1.1
Leases	Section 1.1
Leave of Absence	Section 1.1
Liability	Section 1.1
Lien	Section 1.1
London Lease	Section 1.1
LTD Recipient	Section 1.1

Marks	Section 1.1
Material Contracts	Section 4.15(a)
New Benefit Plans	Section 6.7(b)
Non-controlling Party	Section 8.4(c)
Non-Disclosure Agreement	Section 6.2(c)(i)
OFAC	Section 4.21
Open Source Software	Section 1.1
Order	Section 1.1
Ordinary Course	Section 4.14
Outside Date	Section 9.1(c)
Owned Intellectual Property	Section 4.16(a)
Owned Software	Section 4.17(c)
Parties	Preamble
Party	Preamble
Patents	Section 1.1
Permits	Section 1.1
Permitted Lien	Section 1.1
Person	Section 1.1
Post-Closing Period	Section 1.1
Pre-Closing Period	Section 1.1
Pre-Closing Representation	Section 6.10
Proceeding	Section 1.1
Purchaser	Preamble
Purchaser Common Stock	Section 1.1
Purchaser Common Stock Closing Price	Section 1.1
Purchaser Disclosure Letter	Section 1.1
Purchaser Financial Information	Section 5.6(a)
Purchaser Fundamental Representations	Section 10.1(a)
Purchaser Indemnified Parties	Section 10.2
Purchaser Material Adverse Effect	Section 1.1
Purchaser Reports	Section 1.1
Purchaser Stock Plans	Section 5.8(a)
Purchaser Termination Fee	Section 9.2
Purchaser’s Bank Account	Section 11.1(a)
Registration Rights Agreement	Section 1.1
Regulatory Approvals	Section 7.1(b)
Regulatory Law	Section 1.1
Regulatory Proceeding	Section 4.7(c)
Related Agreements	Section 1.1
Release	Section 1.1
Released Parties	Section 8.12(c)
Released Tax Claims	Section 1.1
Revised Adjustment Amount	Section 3.7(a)
Revised Closing Cash	Section 3.7(a)
Revised Closing Indebtedness	Section 3.7(a)
Revised Statement	Section 3.7(a)

Revised Trayport Transaction Expenses	Section 3.7(a)
Sale	Section 2.1
SEC	Section 1.1
Section 338(h)(10) Election	Section 8.13
Securities	Section 1.1
Securities Act	Section 1.1
Self-Regulatory Organization	Section 1.1
Seller	Preamble
Seller Fundamental Representations	Section 10.1(a)
Seller Group	Section 1.1
Seller Indemnified Parties	Section 10.3
Sellers	Preamble
Sellers Disclosure Letter	Section 1.1
Sellers’ Bank Account	Section 11.1(a)
Services Agreement	Section 1.1
SFRS	Section 1.1
Software	Section 1.1
Stock Payment	Section 11.1(b)
Straddle Period	Section 1.1
Subsequent Loss	Section 8.3(c)
Subsidiary	Section 1.1
Tax	Section 1.1
Tax Benefit	Section 1.1
Tax Claim	Section 1.1
Tax Deed	Section 8.12(a)
Tax Item	Section 1.1
Tax Proceeding	Section 8.4(b)
Tax Return	Section 1.1
Taxes	Section 1.1
Taxing Authority	Section 1.1
Third Party Claim	Section 10.4(a)
Threshold	Section 10.5(c)
Transfer Taxes	Section 8.11
Trayport Companies	Section 4.2(a)
Trayport Company	Section 4.2(a)
Trayport Entities	Recitals
Trayport Equity Interests	Section 2.1
Trayport Improvements	Section 4.13(b)
Trayport Leased Real Property	Section 4.13(a)
Trayport Permits	Section 4.7(a)
Trayport Subsidiaries	Section 4.2(a)
Trayport Subsidiary	Section 4.2(a)
Trayport Transaction Expenses	Section 1.1
TUPE	Section 4.11(h)
U.K. Equity Interests	Section 2.1
U.K. GAAP	Section 1.1

U.S. Equity Interests	Section 2.1
U.S. GAAP	Section 1.1
U.S. Treasury Security	Section 1.1
Unaudited Financial Statements	Section 4.9(a)
Upstream Guarantees	Section 6.9(b)
VAT	Section 1.1
WLRK	Section 6.10
Working Capital	Section 1.1
Working Capital Target	Section 1.1

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of November 15, 2015 by and among GFINet, Inc., a Delaware corporation, GFI TP Holdings Pte Ltd., a private company limited by shares organized under the laws of Singapore (together with GFINet, Inc., “Sellers” and each, a “Seller”), Intercontinental Exchange, Inc., a Delaware corporation (“Purchaser”), and, solely for the purposes of Section 6.2(c), Section 6.3 and Section 8.12(b) and Article XI, GFI Group, Inc., a Delaware corporation (“GFI”), and, solely for the purposes set forth in Article XI, BGC Partners, Inc., a Delaware corporation (“BGCP”) (Sellers, together with Purchaser, and, solely for the purposes set forth in this preamble, GFI and BGCP, collectively, the “Parties,” and each, individually, a “Party”).

RECITALS

WHEREAS, GFINet, Inc. is the owner of all of the outstanding shares of common stock of Trayport, Inc., a Delaware corporation, and GFI TP Holdings Pte Ltd. is the owner of all of the outstanding ordinary shares of GFI TP Ltd., a private limited company registered in England and Wales (together with Trayport, Inc., the “Trayport Entities”);

WHEREAS, on the terms and subject to the conditions set forth herein, Sellers shall sell, transfer and convey to Purchaser, and Purchaser shall purchase and acquire from Sellers, one hundred percent (100%) of the equity interests in the Trayport Entities; and

WHEREAS, simultaneously with the Closing under this Agreement, Sellers, Purchaser and certain of their respective Affiliates desire to enter into other agreements in connection with the transactions contemplated hereby.

NOW THEREFORE, in consideration of the mutual promises and covenants set forth below and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 Certain Defined Terms. For the purposes of this Agreement, unless the context requires otherwise, the following terms shall have the following meanings:

“Accounting Principles” shall mean (i) the rules, principles and sample calculation of Working Capital set forth in Annex A and (ii) the accounting principles, policies and procedures used in preparing the Business Financial Information to the extent compliant with Applicable Accounting Standards; provided, however, that in the event of any conflict among clauses (i) and (ii) of this definition, then clause (i) shall take precedence.

“Adjustment Amount” shall mean the amount (which may be a positive or negative number) equal to (i) the Closing Working Capital minus (ii) the Working Capital Target.

“Affiliate” shall mean: (i) with respect to Sellers and their Subsidiaries, GFI, BGCP and any of their respective Subsidiaries, and (ii) with respect to any Person (other than Sellers or Purchaser), any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person. The term “control” (including its correlative meanings “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise); it being agreed that, for purposes of this Agreement, (A) the Trayport Companies shall be Affiliates of Sellers prior to the Closing, but shall cease to be Affiliates of Sellers as of and after the Closing, and (B) the Trayport Companies shall not be Affiliates of Purchaser prior to the Closing, but shall be Affiliates of Purchaser as of and after the Closing.

“Aggregate Share Consideration” shall mean, subject to Section 3.3(b): (a) if the Purchaser Common Stock Closing Price is equal to or greater than $258.47, then a number of shares of Purchaser Common Stock equal to (i) the Closing Purchase Price, divided by (ii) $258.47; (b) if the Purchaser Common Stock Closing Price is less than $258.47 and greater than $193.85, then a number of shares of Purchaser Common Stock equal to (i) Closing Purchase Price divided by (ii) the Purchaser Common Stock Closing Price; and (c) if the Purchaser Common Stock Closing Price is equal to or less than $193.85, then a number of shares of Purchaser Common Stock equal to (i) Closing Purchase Price, divided by (ii) $193.85.

“Applicable Accounting Standards” shall mean: (i) with respect to Trayport, Inc., U.S. GAAP; (ii) with respect to GFI TP Ltd., Trayport Limited and Trayport Contigo, U.K. GAAP, or, with respect to such entities in this clause (ii) in 2015, IFRS; and (iii) with respect to Trayport PTE Ltd., SFRS.

“Business” shall mean the business of providing software (and related support, hosting and maintenance) to operate trading networks connecting brokers, traders and/or exchanges for the power, natural gas, coal, emissions, freight, oil and iron ore markets, in each case, as conducted as of the date hereof by the Trayport Companies.

“Business Day” shall mean any day other than a Saturday, Sunday or day on which banking institutions in New York are authorized or obligated by Law or executive order to be closed.

“Business Employee” shall mean each of the individuals who, as of the Closing, is employed by any Trayport Company, including any employees on a Leave of Absence.

“Business Material Adverse Effect” shall mean any event, occurrence, change, fact, condition, development or effect that, individually or in the aggregate, (a) has been,

or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of the Trayport Companies, taken as a whole, or (b) would reasonably be expected to prevent or materially impair or materially delay the ability of Sellers or their Affiliates to consummate the Sale on the terms and conditions set forth in this Agreement and otherwise comply with and perform their obligations hereunder and under the Related Agreements, except in the case of clause (a) to the extent that such event, occurrence, change, fact, condition, development or effect results from (i) changes in general economic, political, legal or regulatory conditions, (ii) changes in financial, security, commodity or commodity futures market conditions, (iii) changes in or events generally affecting the industries or markets in which the Trayport Companies operate, (iv) changes in Applicable Accounting Standards, as applicable, or Law or accounting principles or interpretations thereof, (v) the announcement of this Agreement or the Sale or the identity of Purchaser, including the impact thereof on relationships, contractual or otherwise, with agents, customers, suppliers, vendors, licensors, licensees, lenders, partners, employees or regulators, (vi) any failure by the Trayport Companies to meet any estimates or outlook of revenues or earnings or other financial projections (provided that this clause (vi) shall not prevent a determination that any events, occurrences, facts, conditions, changes, developments or effects underlying any such failure have resulted in a Business Material Adverse Effect unless such events, occurrences, facts, conditions, changes, developments or effects are otherwise excepted by this definition), (vii) natural disasters, including earthquakes, hurricanes, tsunamis, typhoons, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides, wildfires and other force majeure events, (viii) changes in national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack occurring after the date hereof, (ix) any action taken at the written request of Purchaser or (x) any matter set forth on Section 1.1-A of the Sellers Disclosure Letter, except, in the case of clauses (i), (ii), (iii), (iv), (vii) and (viii) above, to the extent the Trayport Companies, taken as a whole, are disproportionately affected thereby as compared with other similarly situated businesses in the industries or markets in which the Trayport Companies operate.

“Cash and Cash Equivalents” shall mean, with respect to any Person as of any time of (i) all cash and (ii) all cash equivalents (including deposits, restricted cash, amounts held in escrow, marketable securities and short-term investments) of such Person as of such time, in each case, without duplication, and as determined in a manner consistent with the Accounting Principles. Cash and Cash Equivalents shall (A) be reduced by issued but uncleared checks and drafts of such Person as of such time and (B) be increased by checks and drafts deposited for the account of such Person as of such time.

“Change of Control Payment” shall mean any bonus, severance or other payment that becomes payable by any Trayport Company to any present or former director, officer, employee or consultant thereof as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, including pursuant to any employment agreement, benefit plan or any other Contract, including any employment and payroll taxes and any national insurance or social security contributions with respect to any such payment, other than any payment (a) that is triggered by a termination of employment which occurs following the Closing, (b) that is payable only upon the continued employment of an employee for at least six (6) months following the Closing or (c) for which Purchaser shall have provided consent.

“Cleanup” shall mean all actions required to clean up, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment.

“Closing Cash” shall mean the aggregate amount of all Cash and Cash Equivalents of the Trayport Companies as of 11:59 p.m., Eastern Time, on the day prior to the Closing Date; provided, however, that “Closing Cash” shall not include (a) any amounts included in the calculation of Closing Working Capital or (b) any amounts used to repay Indebtedness, pay Trayport Transaction Expenses, make distributions or intercompany payments on the Closing Date.

“Closing Purchase Price” shall be equal to (a) six hundred fifty million dollars ($650,000,000) plus (b) the Estimated Adjustment Amount plus (c) the Estimated Closing Cash minus (d) the Estimated Closing Indebtedness minus (e) the Trayport Transaction Expenses (if any) minus (f) if the Extension Fee was previously paid to Sellers, $50,000,000, with any components of the Closing Purchase Price that are not in dollars being translated into dollars as provided in Section 1.2(d).

“Closing Indebtedness” shall mean all Indebtedness of the Trayport Companies as of 11:59 p.m., Eastern Time, on the day prior to the Closing Date; provided, however, that “Closing Indebtedness” shall not include any amounts included in the calculation of Closing Working Capital.

“Closing Working Capital” shall mean the aggregate amount of all Working Capital of the Trayport Companies as of 11:59 p.m., Eastern Time, on the day prior to the Closing Date; provided, however, that “Closing Working Capital” shall not include any amounts with respect to (i) any deferred Tax assets and any deferred Tax liabilities, (ii) any fees, expenses or liabilities arising from any financing by Purchaser and its Affiliates in connection with the Sale, or (iii) any intercompany accounts and transactions between or among any Trayport Companies. For purposes of this definition, including the calculation of current assets and current liabilities, the Parties shall disregard any adjustments arising from purchase accounting or otherwise arising out of the Sale.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” shall mean each deferred compensation and each bonus or other incentive compensation, equity compensation plan, “welfare” plan, fund or program (within the meaning of Section 3(1) of ERISA); “pension” plan, fund, scheme (including a qualifying pension scheme under the UK Pensions Act 2008) or program (within the meaning of Section 3(2) of ERISA or Section 1 of the UK Pension Schemes Act 1993); and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by any Trayport Company, or to which any Trayport Company is a party or has any liability, in each such case for the benefit of any Business Employee or any former employee who was employed by any Trayport Company (excluding any such fund, arrangement, program or arrangement that is maintained by a Governmental Authority or mandated by applicable Law).

“Contract” shall mean, with respect to any Person, any agreement, undertaking, contract, lease, obligation, promise, indenture, deed of trust or other instrument, document or agreement by which that Person, or any of its properties or assets, is bound or subject.

“Damages” shall mean all losses, Liabilities, damages, deficiencies, bonds, dues, assessments, fines, penalties, fees, costs (including cost of investigation, defense and enforcement), amounts paid in settlement and expenses incurred or suffered (and reasonable attorneys’ fees, costs and expenses associated therewith).

“Data Handling” shall mean the collection, storage, processing, use, transmission, disclosure and securing of data.

“Deed of Substitution” shall mean the Deed of Substitution substantially in the form attached hereto as Exhibit D, to be entered into at the Closing.

“Disclosure Letters” shall mean the Sellers Disclosure Letter and the Purchaser Disclosure Letter.

“EBITDA” shall mean, with respect to a Person in any specified fiscal period, the combined net income of such Person, (a) increased by the following (in each case to the extent deducted in determining combined net income): (i) combined income tax expense, (ii) combined interest expense, and (iii) combined depreciation and amortization expense; and (b) excluding the following (to the extent included in determining combined net income) interest income.

“Environmental Laws” shall mean all federal, state, local and foreign laws and regulations relating to pollution or protection of the environment, including laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials.

“Equity Transfer and Assignment Agreement” shall mean the Equity Transfer and Assignment Agreement substantially in the form attached hereto as Exhibit B, to be entered into at the Closing.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business, whether or not incorporated, that together with any Trayport Entity would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA.

“Exchange Act” shall mean the U.S. Securities and Exchange Act of 1934, as amended.

“Excluded Taxes” shall mean any (a) Taxes imposed on or payable with respect to the Trayport Companies (including any Taxes imposed as a transferee or successor or by Contract) in respect of any Pre-Closing Period or the portion of any Straddle Period ending on the Closing Date; (b) Taxes of either of the Sellers or any of their Affiliates (other than the Trayport Companies) for which the Trayport Companies may be liable under Treasury Regulation Section 1.1502-6(a) or any similar provision of state, local or foreign law; (c) Taxes arising from any breach by Sellers of the representations contained in Section 4.18(f) and (i) and (d) any Taxes arising from the actions set forth in Section 6.6; provided, however, that Excluded Taxes shall not include (i) any Transfer Taxes borne by Purchaser pursuant Section 8.11 or (ii) any liability for Taxes resulting from voluntary transactions or voluntary actions taken by Purchaser or any Trayport Company on or after the Closing that are outside the Ordinary Course of business. For purposes of this Agreement, in the case of any Straddle Period, (I) in the case of net income and similar Taxes of the Trayport Companies, employment or similar Taxes and any Taxes that are imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than Transfer Taxes imposed pursuant to this Agreement, the Taxes of which are provided for under Section 8.11), the amount of such Taxes that are allocable to the Pre-Closing Period shall be computed as if such taxable period ended as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity or any “controlled foreign corporation” will be deemed to terminate at such time), provided, however, that any item determined on an annual or periodic basis (such as deductions for depreciation or real estate Taxes) shall be apportioned on a daily basis and (II) all Taxes not described in clause (I) of this sentence for the Pre-Closing Period shall be computed by including the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Period and the denominator of which is the number of days in such Straddle Tax Period.

“Extension Fee” shall have the meaning set forth in Section 9.1(c) of the Purchaser Disclosure Letter.

“Federal Funds Rate” shall mean the offered rate as reported in The Wall Street Journal in the “Money Rates” section for reserves traded among commercial banks for overnight use in amounts of one million dollars or more on the Business Day immediately prior to the day on which a payment is due hereunder.

“Framework Agreement Amendment” shall mean the amendment to the Framework Agreement by and among BGCP, GFI TP Ltd. Trayport Limited, Trayport Pte Ltd.and Trayport Contigo Limited, dated as of September 10, 2015, which amendment is substantially in the form attached hereto as Exhibit C, to be entered into at the Closing.

“Governmental Authority” shall mean any national, supranational, federal, state, local, foreign or other judicial, legislative, executive, regulatory or administrative authority, agency, commission, board, court or any Self-Regulatory Organization (solely in its capacity, and to the extent of its authority, as such) or arbitrator.

“Hazardous Materials” shall mean any material, substance, chemical or waste (or combination thereof) that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil or words of similar meaning or effect under any Law relating to pollution, waste or the environment.

“IFRS” shall mean International Financial Reporting Standards 101 with limited disclosure.

“Indebtedness” shall mean, with respect to any Person as of any time, the sum of (i) the principal amount, plus any related accrued and unpaid interest, fees and prepayment premiums or penalties, breakage costs, or other unpaid similar costs, fees or expenses (if any) required to fully discharge such Person’s obligations under (A) indebtedness for borrowed money, including overdrafts, of such Person as of such time and (B) indebtedness evidenced by notes, debentures or similar instruments of such Person as of such time, (ii) indebtedness for the deferred purchase price of property or services (including earn-outs and similar obligations to the extent payable on their terms but excluding current liabilities and accrued expenses incurred in the Ordinary Course), (iii) capitalized lease obligations of such Person as of such time, (iv) all letters of credit issued as of such time for the account of such Person to the extent drawn, (v) reimbursement and other obligations of such Person as of such time with respect to bankers’ acceptances, surety bonds, other financial guarantees that have been drawn or funded, (vi) all obligations relating to interest rate protection, swap agreements, collar agreements and factoring agreements, in each case, to the extent payable if the applicable contract is terminated at such time (without duplication of other indebtedness supported or guaranteed thereby), (vii) all obligations in respect of dividends declared but not yet paid or other distributions payable, in each case, that are payable to a Person other than a Trayport Company, (viii) all Liabilities arising from any transactions related to the assignment or securitization of receivables for financing purposes to any third party, including all Liabilities under factoring agreements and similar Contracts executed for the purpose of obtaining financing; and (ix) all guarantees (other than product warranties made in the Ordinary Course of business), including guarantees of any Indebtedness of any other person referred to in clauses (i) through (viii), but excluding any guarantees of performance under Contracts in the Ordinary Course of business, in each case, without duplication, and as determined in a manner consistent with the Accounting Principles.

“Information Technology” shall mean any hardware, networks, platforms, servers, and related telecommunications systems used by the Trayport Companies.

“Intellectual Property” shall mean all intellectual property rights of every kind and nature, however denominated, through the world, including all: (i) copyrights and moral rights, and all registrations and applications for registration thereof; (ii) Patents; (iii) Marks; (iv) common law and statutory trade secrets and inventions, whether or not patentable, and whether or not reduced to practice; (v) know-how, methodologies, processes and techniques, research and development information, and technical data; and (vi) intellectual property rights in Software.

“IRS” shall mean the Internal Revenue Service.

“Knowledge” shall mean, with respect to Sellers, the actual knowledge of the individuals set forth in Section 1.1-B of the Sellers Disclosure Letter after due inquiry, and, with respect to Purchaser, shall mean the actual knowledge of the individuals set forth in Section 1.1-B of the Purchaser Disclosure Letter after due inquiry.

“Law” shall mean any law (including common law), ordinance, judgment, order, decree, injunction, statute, treaty, rule or regulation enacted or promulgated by any Governmental Authority.

“Leased Real Property” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, fixtures or other interest in real property.

“Leases” shall mean all leases, subleases, licenses or other agreements, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto, pursuant to which the Leased Real Property is held or used.

“Leave of Absence” shall mean a leave from active employment that is expected to continue following the Closing or that (a) was granted in accordance with the applicable policies and procedures (including any policy or procedures implemented to comply with the U.S. Uniformed Services Employment and Reemployment Rights Act, the U.S. Family Medical Leave Act, or similar state laws or with the CBAs) of any Trayport Company or (b) arose due to an illness or injury that results in the individual being eligible for short-term disability benefits, company or statutory sick pay, accident benefits, or workers’ compensation under the applicable short-term disability or accident plan or state law. Any employee who is not at work on the Closing Date due to vacation, sickness, or accident that has not qualified the individual for short-term disability or accident benefits, company or statutory sick pay, workers’ compensation, or other temporary absence, but whose employment continues in accordance with Sellers’ or applicable Trayport Company’s employment policies (such as due to the use of personal days or by virtue or taking maternity or other family related leave) or by Law, shall be considered to be actively at work on the Closing Date (and not on a Leave of Absence). Any LTD Recipient shall be considered to be on a “Leave of Absence” for purposes of this definition.

“Liability” shall mean, with respect to any Person, any liability or obligation of such Person whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether directly or indirectly incurred, whether due or to become due and whether or not required under Applicable Accounting Standards, to be accrued on the financial statements of such Person.

“Lien” shall mean, with respect to any property, asset or equity interest, any lien, license, security interest, mortgage, pledge, hypothecation, assignment, charge, claim, option, limitation on voting rights, right of pre-emption, right to acquire or trust arrangement for the purpose of providing security, restriction or encumbrance or other interest relating to that property, asset or equity interest, of any nature whatsoever, whether consensual, statutory or otherwise; provided, however, that “Liens” shall not include restrictions under applicable Laws relating to the transfer of Securities or, with respect to the Sellers and their Affiliates, any restrictions under the applicable organizational documents of the Trayport Entities in respect of future transfers of the Trayport Equity Interests.

“London Lease” shall mean the Occupational Lease of Seventh Floor, Phase I Broadgate West, 9 Appold Street, London EC2, dated as of June 4, 2013, by and among Broadgate West Property I Limited, as Landlord, Trayport Limited, as Tenant and GFI Group Inc., as Guarantor.

“LTD Recipient” shall mean a Business Employee who is receiving long-term disability benefits as of the Closing.

“Marks” shall mean any trademark, service mark, trade dress, trade name, business name, brand name, slogan, logo, Internet domain name, or other indicia of origin, whether or not registered, including all common law rights therein, and registrations and applications for registrations thereof, and all goodwill connected with the use of and symbolized by any of the foregoing.

“Open Source Software” shall mean Software that is licensed or distributed as “free software,” “freeware,” “open source software” or under a “copyleft” agreement, or is otherwise subject to the terms or conditions of any license, which impose any requirement that such Software (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works or (iii) be redistributed at no or minimal charge.

“Order” shall mean any statute, rule, regulation, judgment, decree, injunction or other order or decision (whether temporary, preliminary or permanent) that a Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered.

“Patents” shall mean any patents, patent applications and provisional applications, including reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof, and all patents granted thereon.

“Permits” shall mean permits, licenses, variances, exemptions, certificates, consents, Orders, approvals, permissions, registrations or other authorizations from any Governmental Authorities.

“Permitted Lien” shall mean the following Liens: (i) statutory Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been established and reflected on the latest balance sheet included in the Business Financial Information; (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other similar Liens imposed by Law in the Ordinary Course with respect to liabilities (other than Indebtedness) that are not yet due or payable or that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been established and reflected on the latest balance sheet included in the Business Financial Information; (iii) Liens incurred or deposits made in the Ordinary Course in connection with workers’ compensation, unemployment insurance or other types of social security; (iv) Liens securing obligations or liabilities that are not material to the Trayport Companies; (v) with respect to real property (A) defects or imperfections of title, (B) easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances affecting title to real estate; (C) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions which are not violated in any material respect by the current use and operation of the real estate; and (D) Liens not created by any Seller or Trayport Company that affect the underlying fee interest of any leased real property, including master leases or ground leases and any set of facts that an accurate up-to-date survey would show; provided, however, that (with respect to this clause (v) only) any such item does not, individually or in the aggregate with other such items, materially interfere with the ordinary conduct of the business of the Trayport Companies or materially impair the continued use and operation of such real property; and (vi) Liens deemed to be created by this Agreement or any Related Agreement.

“Person” shall mean any individual, corporation, business trust, partnership, association, limited liability company, unincorporated organization or similar organization, any Governmental Authority or other entity of any kind.

“Post-Closing Period” shall mean any taxable period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Period” shall mean any taxable period (or portion thereof) ending on or prior to the Closing Date.

“Proceeding” shall mean any action, suit, claim, litigation, proceeding, arbitration, inquiry, audit or controversy (whether at law or in equity, in contract, tort, statute or otherwise, and whether civil, criminal, administrative or otherwise) before or by any Governmental Authority.

“Purchaser Common Stock” shall mean the common stock, par value $0.01 per share, of Purchaser.

“Purchaser Common Stock Closing Price” shall mean, subject to Section 3.3(b), the arithmetic average of the daily intra-day volume-weighted average price of one share of Purchaser Common Stock on the New York Stock Exchange during the regular trading session (and excluding pre-market and after-hours trading) over the ten (10) consecutive trading days ending on the second (2nd) trading day prior to the Closing Date.

“Purchaser Disclosure Letter” shall mean the letter delivered by Purchaser to Sellers concurrently with the execution of this Agreement.

“Purchaser Material Adverse Effect” shall mean any event, occurrence, change, fact, condition, development or effect that, individually or in the aggregate, (a) has been, or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of the Purchaser and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent or materially impair or materially delay the ability of Purchaser or its Affiliates to consummate the Sale on the terms and conditions set forth in this Agreement and otherwise comply with and perform their obligations hereunder and under the Related Agreements, except in the case of clause (a) to the extent that such event, occurrence, change, fact, condition, development or effect results from (i) changes in general economic, political, legal or regulatory conditions, (ii) changes in financial, security, commodity or commodity futures market conditions, (iii) changes in or events generally affecting the industries or markets in which the Purchaser and its Subsidiaries operate, (iv) changes in U.S. GAAP or Law or accounting principles or interpretations thereof, (v) the announcement of this Agreement or the Sale, including the impact thereof on relationships, contractual or otherwise, with agents, customers, suppliers, vendors, licensors, licensees, lenders, partners, employees or regulators, (vi) any failure by Purchaser or its Subsidiaries to meet any estimates or outlook of revenues or earnings or other financial projections (provided that this clause (vi) shall not prevent a determination that any events, occurrences, facts, conditions, changes, developments or effects underlying any such failure have resulted in a Purchaser Material Adverse Effect unless such events, occurrences, facts, conditions, changes, developments or effects are otherwise excepted by this definition), (vii) natural disasters, including earthquakes, hurricanes, tsunamis, typhoons, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides, wildfires and other force majeure events, (viii) changes in national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack occurring after the date hereof, (ix) any action taken at the written request of Sellers or (x) any decline in the price, or a change in the trading volume, of the Purchaser Common Stock on the New York Stock Exchange (provided, however, that any effect, occurrence, change, fact, condition, development or effect that caused or contributed to the decline in stock value shall not be excluded under this clause (x) unless otherwise excepted by this definition), except, in the case of clauses (i), (ii), (iii), (iv), (vii) and (viii) above, to the extent Purchaser and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other similarly situated businesses in the industries or markets in which Purchaser and its Subsidiaries operate.

“Purchaser Reports” shall mean each form, statement, registration statement, prospectus, report, schedule, proxy statement and other document (including exhibits and schedules thereto and other information incorporated therein) filed with or furnished to the SEC on a voluntary basis or otherwise since January 1, 2012 by Purchaser pursuant to the Securities Act or the Exchange Act, including any amendments thereto.

“Regulatory Law” shall mean the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Federal Trade Commission Act of 1914, as amended, and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition.

“Related Agreements” shall mean the Services Agreement, the Equity Transfer and Assignment Agreement, the Deed of Substitution and the Registration Rights Agreement.

“Registration Rights Agreement” shall mean the Registration Rights Agreement substantially in the form attached hereto as Exhibit E.

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Released Tax Claims” shall mean any and all actual or potential claims, proceedings or actions related to, or arising from, the proceedings commenced on July 10, 2009 in the Newcastle upon Tyne County Court (Claim No. 9NE06379) between The Commissioners for HM Revenue & Customs PW004449 and Trayport Limited.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities” shall mean, with respect to any Person, any common stock or preferred stock (or any series thereof), any ordinary shares or preferred shares and any other equity securities, capital stock, partnership, membership or similar interest of such Person, and any securities that are directly or indirectly convertible, exchangeable or exercisable into any such stock or interests, including any right that would entitle any other Person to directly or indirectly acquire any such interest in such Person or otherwise entitle any other Person to share in the equity, profits, earnings, losses or gains of such Person (including stock appreciation, phantom stock, profit participation or other similar rights), however described and whether voting or non-voting.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended.

“Self-Regulatory Organization” shall mean any U.S. or foreign commission, board, agency or body charged with regulating its own members through the adoption and enforcement of financial, sales practice and other requirements for brokers, dealers, securities underwriting or trading, stock exchanges, swap execution facilities, commodity exchanges, commodity intermediaries, electronic communications networks, insurance companies or agents, investment companies or investment advisors.

“Sellers Disclosure Letter” shall mean the letter delivered by Sellers to Purchaser concurrently with the execution of this Agreement.

“Seller Group” shall mean (a) the “affiliated group” as defined in Section 1504(a) of the Code which one or more Sellers is a member and, (b) with respect to each state, local or non-U.S. jurisdiction in which a Seller files a consolidated, combined, or unitary Tax Return and in which any of the Trayport Companies is subject to Tax, the group with respect to which such Tax Return is filed.

“Services Agreement” shall mean the Services Agreement substantially in the form attached hereto as Exhibit A, to be entered into at the Closing.

“SFRS” shall mean Singapore Financial Reporting Standards.

“Software” shall mean computer software, including all programs, applications, middleware, firmware, embedded versions thereof and operating systems (each whether in object code, source code or other form).

“Straddle Period” shall mean any taxable period beginning prior to and ending after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any other Person of which such first Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, a majority of the outstanding equity securities or securities carrying a majority of the voting power in the election of the board of directors or other governing body of such Person.

“Tax” (and, with correlative meaning, “Taxes”) shall mean any federal, state, local or foreign income, gross receipts, profits, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value added, transfer or excise tax, stamp duty or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any Governmental Authority.

“Tax Benefit” shall mean any Tax benefit actually received in cash or as a reduction in cash Tax liability by the Indemnified Party or any of its Affiliates in connection with the incurrence of such Damages in or prior to the taxable year in which any related indemnification payment is made or in the succeeding two taxable years and, in the case of any Tax benefits anticipated in the succeeding two taxable years, which are determined by the applicable Indemnified Party’s tax return preparers to be without material risk of being disallowed on audit.

“Tax Claim” shall mean any claim with respect to Taxes made by any Taxing Authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification against Sellers under this Agreement.

“Tax Item” shall mean any item of income, gain, loss, deduction, credit, recapture of credit or any other item which increases or decreases Taxes paid or payable.

“Tax Return” shall mean any return, report or similar statement filed or required to be filed with respect to any Tax (including any attachments or schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Taxing Authority” shall mean any governmental agency, board, bureau, body, department or authority of any United States federal, state or local jurisdiction or any non-U.S. jurisdiction, having or purporting to exercise jurisdiction with respect to any Tax.

“Trayport Transaction Expenses” shall mean, to the extent not paid prior to the Closing Date: (a) all costs, fees and expenses incurred in connection with or in anticipation of the negotiation, execution and delivery of this Agreement and the Related Agreements or the consummation of the Sale or in connection with or in anticipation of any alternative transactions considered by Sellers to the extent any of such costs, fees and expenses are payable or reimbursable by any of the Trayport Companies, including any brokerage fees, commissions, finders’ fees or financial advisory fees so incurred and any fees and expenses of legal counsel, accountants, consultants or other experts or advisors so incurred and (b) all Change of Control Payments.

“U.K. GAAP” shall mean U.K. generally accepted accounting principles.

“U.S. GAAP” shall mean U.S. generally accepted accounting principles as in effect from time to time.

“U.S. Treasury Security” shall mean any bond or note issued or to be issued by the U.S. Treasury.

“VAT” shall mean, within the European Union, such Tax as may be levied in accordance with (but subject to derogations from) Council Directive 2006/112/EC and, outside the European Union, any equivalent Tax levied by reference to added value or sales.

“Working Capital” shall mean, with respect to any Person as of any time, (i) the current assets of such Person as of such time that are included in the line item categories of current assets specifically identified on Annex A, reduced by (ii) the current liabilities of such Person as of such time that are included in the line item categories of current liabilities specifically identified on Annex A, in each case, without duplication, and as determined in a manner consistent with the Accounting Principles. For illustrative purposes, an example calculation of the Working Capital of the Trayport Companies is set forth in Annex A.

“Working Capital Target” shall mean zero British pounds sterling (£0.00).

SECTION 1.2 Construction; Absence of Presumption.

(a) For the purposes of this Agreement: (i) words (including capitalized terms defined herein) in the singular shall be deemed to include the plural and vice versa and words (including capitalized terms defined herein) of one gender shall be deemed to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” “hereby” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Exhibits and Annexes) and not to any particular provision of this Agreement, and Article, Section, paragraph, Exhibit and Annex references are to the Articles, Sections, paragraphs, Exhibits and Annexes of or to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation” unless otherwise specified; (iv) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified; (v) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (vi) the use of “or” is not intended to be exclusive unless expressly indicated otherwise; and (vii) references to a particular statute or regulation include all rules and regulations thereunder and any successor statute, rule or regulation, in each case as amended or otherwise modified from time to time.

(b) The Parties acknowledge that each Party and its counsel have reviewed and revised this Agreement and that no rule of construction to the effect that any ambiguities are to be resolved against the drafting Party shall be employed in the interpretation of this Agreement (including all of the Exhibits and Annexes) or any amendments hereto.

(c) The Parties acknowledge and agree that to the extent that there is a conflict between any (i) general provision of this Agreement and (ii) provision specifically relating to Tax matters, the terms of the specific Tax provision shall control.

(d) All references to “British pounds sterling” or “£” in this Agreement refer to the lawful currency from time to time of England and all references to “dollars” or “$” in this Agreement refer to the lawful currency from time to time of the United States. All amounts payable under this Agreement shall be payable in dollars and, to the extent necessary, the conversion of any amounts in a currency other than dollars shall be converted to dollars using the arithmetic average of the relevant exchange rate as in effect at 5:00 p.m. Eastern Time (as published on Bloomberg.com) over the five (5) Business Days immediately preceding the date of determination.

SECTION 1.3 Headings; Definitions. The Article and Section headings contained in this Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

ARTICLE II

PURCHASE AND SALE

SECTION 2.1 Sale and Purchase of Trayport Equity Interests. Subject to the terms and conditions of this Agreement, at the Closing, the applicable Seller agrees to sell, assign and transfer to Purchaser, and Purchaser agrees to purchase from such Seller, (a) one hundred percent (100%) of the equity interest held by GFINet, Inc. in Trayport, Inc. (the “U.S. Equity Interests”) and (b) one hundred percent (100%) of the equity interest held by GFI TP Holdings Pte Ltd. in GFI TP Ltd. (the “U.K. Equity Interests” and together with the U.S. Equity Interests, the “Trayport Equity Interests”), free and clear of all Liens (the “Sale”).

ARTICLE III

THE CLOSING AND POST-CLOSING ADJUSTMENTS

SECTION 3.1 Closing. The closing of the transactions provided for in this Agreement (the “Closing”) shall take place (i) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 at 10:00 a.m., New York City time, three (3) Business Days following the date the last of the conditions required to be satisfied pursuant to Article VII is either satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or waived (if permissible), or (ii) at such other place, time or date as the Parties shall agree upon in writing. The date on which the Closing is to occur is referred to herein as the “Closing Date.”

SECTION 3.2 Preliminary Information. (a) At least two (2) Business Days prior to the Closing Date, Sellers shall deliver to Purchaser written instructions designating the account or accounts in which name or names the Aggregate Share Consideration shall be issued on the Closing Date, (b) three (3) Business Days prior to the Closing Date, Sellers shall deliver to Purchaser a statement of Sellers’ good-faith estimate of the Adjustment Amount (the “Estimated Adjustment Amount”), a good-faith estimate of the Closing Cash (the “Estimated Closing Cash”), a good-faith estimate of the Closing Date Indebtedness (the “Estimated Closing Indebtedness”) and a good-faith estimate of any Trayport Transaction Expenses (the “Estimated Trayport Transaction Expenses” and collectively, as the same may be adjusted in response to any comments of Purchaser and its authorized representatives provided prior to the Closing, the “Estimated Closing Statement”), together with such reasonably detailed data appropriate to support such Estimated Closing Statement and (c) at any time prior to the Closing but by no later than two (2) trading days immediately preceding the Closing Date, Purchaser may deliver to Seller a written notice indicating (i) that it elects to replace with immediately available funds any or all of the Purchaser Common Stock Consideration in accordance with Section 11.1(b) and (ii) the aggregate cash consideration calculated in accordance with Section 11.1(b) (the “Aggregate Cash Consideration”) to be delivered at Closing in lieu of shares of Purchaser Common Stock (the “Cash Election Notice”). The Estimated Closing Statement shall be prepared in accordance with the Accounting Principles and this Agreement.

SECTION 3.3 Closing Payment.

(a) In consideration for the sale of the Trayport Equity Interests pursuant to Section 2.1, at the Closing, subject to the immediately following sentence, Purchaser shall issue and deliver to Sellers a number of shares of Purchaser Common Stock equal to the Aggregate Share Consideration free and clear of all Liens (the “Closing Payment”). If the Purchaser has delivered a Cash Election Notice, the Closing Payment shall consist of such number of shares of Purchaser Common Stock, if any, and the Aggregate Cash Consideration as specified in the Cash Election Notice and calculated in accordance with Section 11.1(b). The Closing Payment (and any adjustments thereto contemplated by this Agreement) shall be allocated as between the U.S. Equity Interests and the U.K. Equity Interests as provided on Section 3.3 of the Sellers Disclosure Letter.

(b) If at any time between the date of this Agreement and the Closing the outstanding shares of Purchaser Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a subdivision, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, combination or other similar change in capitalization, the definition of Aggregate Share Consideration shall be equitably adjusted to reflect such change and, if such change occurs on any date used to calculate the Purchaser Common Stock Closing Price, the Purchaser Common Stock Closing Price shall be equitably adjusted to reflect such change as well; provided that nothing in this Section 3.3(b) shall be construed to permit Purchaser to take any action with respect to its securities that is prohibited by the terms of this Agreement.

SECTION 3.4 Sellers’ Deliveries at Closing. At the Closing, Sellers shall deliver or cause to be delivered to Purchaser:

(a) (i) the Equity Transfer and Assignment Agreement for the U.S. Equity Interests, duly executed by Sellers and/or their Affiliates and (ii) duly executed transfers in respect of the U.K. Equity Interests in favor of Purchaser or its permitted assignee and share certificates for the U.K. Equity Interests in the name of the relevant transferors and any duly executed power of attorney or other authorities under which any such transfer is executed on behalf of the Sellers and/or their Affiliates;

(b) the Services Agreement, duly executed by Sellers;

(c) the Deed of Substitution, duly executed by Sellers and/or their Affiliates and the other parties thereto (other than Purchaser and the Purchaser’s designee as replacement escrow agent thereunder) that have executed such agreement at such time;

(d) the Framework Agreement Amendment, duly executed by BGCP;

(e) the Registration Rights Agreement, duly executed by Sellers (to the extent not previously delivered);

(f) the officer’s certificate required pursuant to Section 7.2(c);

(g) a resignation letter from each officer and director (or their equivalents) of each of the Trayport Companies set forth in Section 3.4(g) of the Purchaser Disclosure Letter;

(h) in respect of the shares of Trayport, Inc., a certification of the non-foreign status of GFINet, Inc., as set forth in Section 1.1445-2(b)(2) of the U.S. Treasury regulations; and

(i) the Section 338(h)(10) Elections required pursuant to Section 8.13, duly executed by Sellers and/or their Affiliates, as applicable, in form and substance reasonably acceptable to Purchaser.

SECTION 3.5 Purchaser’s Deliveries at Closing. At the Closing, Purchaser shall deliver to Sellers:

(a) (i) evidence of book-entry shares representing a number of shares of Purchaser Common Stock equal to the Aggregate Share Consideration (as adjusted pursuant to Section 3.3(a) if a Cash Election Notice has been delivered in accordance with the terms of this Agreement and as adjusted pursuant to Section 3.3(b), if applicable) free and clear of all Liens and (ii) if a Cash Election Notice has been delivered, the Aggregate Cash Consideration by federal funds wire transfer of immediately available funds to the account or accounts designated by Sellers in writing to Purchaser not less than two (2) Business Days prior to the Closing Date;

(b) the Equity Transfer and Assignment Agreement for the U.S. Equity Interests, duly executed by Purchaser and/or its permitted assignee;

(c) the Deed of Substitution, duly executed by Purchaser and/or its Affiliates and, to the extent executed by such time, by the replacement escrow agent thereunder;

(d) the Registration Rights Agreement, duly executed by Purchaser (to the extent not previously delivered);

(e) the Services Agreement, duly executed by Purchaser and/or its permitted assignee; and

(f) the officer’s certificate required pursuant to Section 7.3(c).

SECTION 3.6 Proceedings at Closing. All proceedings to be taken and all documents to be executed and delivered by the Parties at the Closing shall be deemed to have been taken and executed and delivered simultaneously, and, except as permitted hereunder, no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

SECTION 3.7 Post-Closing Adjustment.

(a) Not later than ninety (90) days after the Closing Date or such other time as is mutually agreed by the Parties, Purchaser shall prepare or cause to be prepared, and deliver to Sellers a revised statement (the “Revised Statement”) of the Adjustment Amount (the “Revised Adjustment Amount”), the Closing Cash (the “Revised Closing Cash”), the Closing Indebtedness (the “Revised Closing Indebtedness”) and any Trayport Transaction Expenses (the “Revised Trayport Transaction Expenses”), together with such reasonably detailed data appropriate to support such Revised Adjustment Amount, Revised Closing Cash, Revised Closing Indebtedness and Revised Trayport Transaction Expenses. The Revised Statement shall be prepared in accordance with the Accounting Principles and this Agreement, with all amounts reflected therein being converted to dollars in accordance with Section 1.2(d). It is agreed that no amounts set forth on the Revised Statement, including the Revised Adjustment Amount (or any component thereof), or the Estimated Adjustment Amount (or any component thereof) shall be adjusted in any way for changes in the value of Purchaser Common Stock.

(b) For thirty (30) days following the delivery of the Revised Statement, Purchaser shall provide Sellers and their Affiliates and their authorized representatives with reasonable access to the relevant books, records, employees and representatives of Purchaser reasonably requested by Sellers to evaluate and assess the calculation of the Revised Adjustment Amount, Revised Closing Cash, Revised Closing Indebtedness and Revised Trayport Transaction Expenses, including using reasonable best efforts to cause Purchaser’s accountants to cooperate and assist Sellers, their Affiliates and representatives in evaluating the calculation of the Revised Adjustment Amount, Revised Closing Cash, Revised Closing Indebtedness and Revised Trayport Transaction Expenses.

(c) Within thirty (30) days following receipt of the Revised Statement, Sellers shall deliver to Purchaser in writing either their (i) agreement as to the calculation of the Revised Adjustment Amount, Revised Closing Cash, Revised Closing Indebtedness and Revised Trayport Transaction Expenses or (ii) notice of dispute thereof, specifying in reasonable detail (A) the nature of such dispute, (B) each item of the Revised Statement with which Sellers disagree, (C) the bases for each such disagreement and (D) Sellers’ calculation of the proper amount of each such disputed item (a “Dispute Notice”). During the thirty (30) days after the delivery of such dispute notice to Purchaser, Purchaser and Sellers shall attempt in good faith to resolve any such dispute and finally determine the final Adjustment Amount, Revised Closing Cash, Revised Closing Indebtedness and Revised Trayport Transaction Expenses (if any). If, at the end of such thirty (30)-day period, Purchaser and Sellers have failed to reach an agreement with respect to the final Adjustment Amount, the matter shall be submitted to KPMG LLP, which shall act as arbitrator solely with respect to determining the disputed items. If KPMG LLP is unable to serve, Purchaser and Sellers shall jointly select another nationally recognized accounting firm that is not the independent auditor for either Sellers or Purchaser and is otherwise neutral and impartial to act as such arbitrator; provided, however, that if Sellers and Purchaser are unable to select such other accounting firm within thirty (30) days after delivery of a Dispute Notice, each of Purchaser and Sellers shall cause its respective selected nationally recognized accounting firm to select another firm meeting the requirements set forth above or a neutral and impartial certified public accountant with significant relevant experience to act as such arbitrator. The accounting firm or accountant so selected shall be referred to herein as the “Accountant.” The Accountant shall determine the final Adjustment Amount, final Closing Cash, final Closing Indebtedness and final Trayport Transaction Expenses (if any) in accordance with the terms and conditions of this Agreement. In making its determinations, the Accountant shall not assign a value to any disputed item that is greater than the highest value attributed to such item, or that is less than the lowest value attributed to such disputed item, in the Revised Statement and the Dispute Notice, respectively. The Accountant shall deliver to Sellers and Purchaser, as promptly as practicable and in any event within thirty (30) days after its appointment, a written report setting forth the resolution of the final Adjustment Amount, final Closing Cash, final Closing Indebtedness and final Trayport Transaction Expenses (if any). Such report shall be final and binding upon the Parties to the fullest extent permitted by applicable Law and may be enforced in any court having jurisdiction. Each of Purchaser and Sellers shall bear all the fees and costs incurred by it in connection with this arbitration, except that all fees and expenses relating to the foregoing work by the Accountant shall be borne by Purchaser, on the one hand, and Sellers, on the other hand, in inverse proportion as they may prevail on the matters resolved by the Accountant, which proportionate allocation will also be determined by the Accountant and be included in the Accountant’s written report.

(d) On the fifth (5th) Business Day after Purchaser and Sellers agree to the final Adjustment Amount, final Closing Cash, final Closing Indebtedness and final Trayport Transaction Expenses (if any) (or after Purchaser and Sellers receive notice of any final determination of the final Adjustment Amount, final Closing Cash, final Closing Indebtedness and final Trayport Transaction Expenses (if any) pursuant to the procedures set forth in Section 3.7(c)), then:

(i) (A) if the final Adjustment Amount shall exceed the Estimated Adjustment Amount, then Purchaser shall pay to Sellers an amount of cash in dollars equal to such excess and (B) if the Estimated Adjustment Amount shall exceed the final Adjustment Amount, then Sellers shall pay to Purchaser an amount of cash in dollars equal to such excess;

(ii) (A) if the final Closing Cash shall exceed the Estimated Closing Cash, then Purchaser shall pay to Sellers an amount of cash in dollars equal to such excess and (B) if the Estimated Closing Cash shall exceed the final Closing Cash, then Sellers shall pay to Purchaser an amount of cash in dollars equal to such excess;

(iii) (A) if the Estimated Closing Indebtedness shall exceed the final Closing Indebtedness, then Purchaser shall pay to Sellers an amount of cash in dollars equal to such excess and (B) if the final Closing Indebtedness shall exceed the Estimated Closing Indebtedness, then Sellers shall pay to Purchaser an amount of cash equal to such excess;

(iv) (A) if the Estimated Trayport Transaction Expenses shall exceed the final Trayport Transaction Expenses, then Purchaser shall pay to Sellers an amount of cash in dollars equal to such excess and (B) if the final Trayport Transaction Expenses shall exceed the Estimated Trayport Transaction Expenses, then Sellers shall pay to Purchaser an amount of cash in dollars equal to such excess; and

in each of cases (i), (ii), (iii) and (iv), plus interest on such amount from the Closing Date up to but excluding the date on which such payment is made at a rate per annum equal to the Federal Funds Rate as of the Closing Date, calculated on the basis of a year of three-hundred sixty (360) days and the actual number of days elapsed. Any such payment shall be made by federal funds wire transfer of immediately available dollars (with amounts denominated in currencies other than dollars being converted to dollars in accordance with Section 1.2(d)) to the account(s) of the Party entitled to receive such payment, which account(s) shall be identified by Purchaser to Sellers or by Sellers to Purchaser, as the case may be, not less than two (2) Business Days prior to the date such payment would be due.

SECTION 3.8 Withholding. The Purchaser will be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts payable pursuant to or as contemplated by this Agreement any withholding Taxes or other amounts required under the Code or any applicable Law to be deducted and withheld. The Purchaser and the Sellers hereby acknowledge that, absent a change in applicable Law after the date hereof, provided that Sellers have satisfied their obligations under Section 3.4, the Purchaser shall not deduct or withhold any U.S. federal Taxes or U.K. Taxes from the payment of the Closing Payment under Section 3.3 of this Agreement. In any case where such withholding or deduction is required, the Purchaser shall use reasonable efforts to provide notice to the Sellers at least ten (10) Business Days prior to withholding any amount pursuant to this Section 3.8, and the parties shall use reasonable efforts to reduce or avoid such withholding where possible. To the extent that any such amounts are so deducted or withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Sellers and the Purchaser shall cooperate in completing any procedural formalities necessary for the Purchaser to obtain authorization to make payments under this Agreement without any withholding or deduction for or on account of Tax. Notwithstanding anything to the contrary in this Agreement, any compensatory amounts subject to payroll reporting and withholding payable pursuant to or as contemplated by this Agreement shall be payable in accordance with the payroll procedures of the applicable Trayport Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as disclosed in the Sellers Disclosure Letter, Sellers hereby jointly and severally represent and warrant to Purchaser as follows (it being understood that information disclosed in any section of the Sellers Disclosure Letter shall be deemed to be disclosed with respect to any other section of the Sellers Disclosure Letter to which such disclosure would reasonably pertain or if its relevance to such other section is reasonably apparent on the face of such disclosure):

SECTION 4.1 Organization and Good Standing.

(a) Each Seller is a legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each Seller has all requisite corporate (or other) power and authority to own or lease the assets owned or leased by it and to carry on its business, as currently conducted, except where the failure to have such power or authority would not be material to the Business.

(b) Each Seller is duly qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, lease or operation of the applicable assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not be material to the Business.

SECTION 4.2 Trayport Entities and Trayport Subsidiaries.

(a) Section 4.2(a) of the Sellers Disclosure Letter sets forth (i) each Trayport Entity and each Subsidiary of the Trayport Entities (individually, a “Trayport Subsidiary” and collectively, the “Trayport Subsidiaries,” and together with the Trayport Entities, the “Trayport Companies,” and individually, a “Trayport Company”), (ii) the number of authorized, allotted, issued and outstanding Securities of each Trayport Company and the record owners thereof, and (iii) each Trayport Company’s jurisdiction of incorporation or organization.

(b) Each Trayport Company is an entity duly incorporated or organized and is validly existing and, to the extent such concept or a similar concept exists in the relevant jurisdiction, in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has all requisite corporate or other power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business in all material respects as currently conducted.

(c) Each Trayport Company is qualified or licensed to do business and, to the extent such concept or a similar concept exists in the relevant jurisdiction, is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets requires such qualification or license, except where any failure to be so qualified or licensed and in good standing would not be material to the Business.

(d) Sellers have delivered or made available to Purchaser true, correct and complete copies of the organizational documents of each Trayport Company, as amended and in effect on the date of this Agreement.

SECTION 4.3 Title; Capitalization of the Trayport Companies.

(a) Sellers have good and valid title to the Trayport Equity Interests, free and clear of all Liens (other than restrictions under securities Laws). The Trayport Equity Interests have been duly authorized, validly issued, fully paid and, where applicable, are non-assessable. Other than the Trayport Equity Interests, there are no other Securities of the Trayport Entities outstanding or issued.

(b) All of the outstanding Securities of each Trayport Subsidiary (the “Trayport Subsidiary Interests”) are owned by a Trayport Entity or a Trayport Subsidiary that is a wholly owned Subsidiary of a Trayport Entity, and each respective Trayport Entity or Trayport Subsidiary has good and valid title to such Trayport Subsidiary Interests, free and clear of all Liens (other than restrictions under securities Laws). All of such Trayport Subsidiary Interests have been duly authorized, validly issued, and are fully paid and, where applicable, are non-assessable.

(c) No Trayport Company (i) owns (beneficially or of record), directly or indirectly, any Securities in any other Person or (ii) is subject to any obligation to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.

SECTION 4.4 Authorization; Binding Obligations. Each Seller has all necessary corporate or other power and authority to make, execute and deliver this Agreement and the Related Agreements to which it is a party, or will be a party at Closing, and to perform all of the obligations to be performed by it hereunder and thereunder. The making, execution, delivery and performance of this Agreement and the Related Agreements and the consummation by Sellers of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate (or other) action on the part of GFI and each Seller, and no other corporate (or other) proceedings on the part of Sellers is necessary to authorize the execution, delivery and performance by Sellers of this Agreement or the Related Agreements or the transactions contemplated hereby or thereby. This Agreement has been and, as of the Closing Date, the Related Agreements will be, duly and validly executed and delivered by Sellers, and assuming the due authorization, execution and delivery by Purchaser, each of this

Agreement and the Related Agreements will constitute the valid, legal and binding obligation of each Seller that is a party thereto, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization, preference or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (regardless of whether enforcement is sought in equity or at law) (collectively, the “Enforceability Exceptions”).

SECTION 4.5 No Conflicts; Consents and Approvals.

(a) The execution and delivery of this Agreement and the Related Agreements by each Seller do not, and the consummation by Sellers of the Sale will not: (i) conflict with any provisions of the organizational documents of Sellers or the Trayport Companies; (ii) violate any applicable Law (assuming compliance with the matters set forth in Section 4.5(b) of the Sellers Disclosure Letter); (iii) result, after the giving of notice, with lapse of time or otherwise, in any violation, default or loss of a benefit under, or permit the acceleration or termination of any obligation under or require any consent under or require any offer to purchase or prepayment of any Indebtedness or Liability under, any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license or other Contract to which any Trayport Company is a party or by which any Trayport Company or any of their respective assets or properties may be bound; (iv) result in the creation or imposition of any Lien (other than Permitted Liens) upon any properties or assets of any Trayport Company; or (v) cause the suspension or revocation of any Trayport Permit (assuming compliance with the matters set forth in Section 4.5(b) of the Sellers Disclosure Letter); except, in the case of clauses (ii), (iii), (iv) and (v), as would not be material to the Business.

(b) No clearance, consent, approval, order, license or authorization of, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Authority is required to be made or obtained by Sellers or any Trayport Company in connection with the execution or delivery of this Agreement or any Related Agreement by Sellers or the consummation by Sellers of the Sale, except for (i) any clearance, consent, approval, order, license, authorization, declaration, registration, filing, notice or permit set forth in Section 4.5(b) of the Sellers Disclosure Letter; and (ii) any such clearance, consent, approval, order, license, authorization, declaration, registration, filing, notice or permit, the failure of which to make or obtain would not be material to the Business.

SECTION 4.6 Litigation. As of the date hereof, (a) there is no Proceeding pending or threatened in writing, or, to the Knowledge of Sellers, threatened against any Trayport Company, or their respective properties, assets or rights or any of their respective current or former directors, officers, employees or contractors (in their capacities as such or relating to their services or relationship to the Trayport Companies) that is material to the Business, (b) there is no Order outstanding against any Trayport Company or that is specifically applicable to its respective properties, assets or rights, that is material to the Business, and (c) there is no Proceeding pending or, to the Knowledge of Sellers, threatened against any Trayport Company which seeks to, or would reasonably be expected to, restrain, enjoin or delay the consummation of the Sale or which seeks damages in connection therewith, and no such injunction of any type has been entered or issued. As of the date hereof, there is no material Proceeding which a Trayport Company presently intends to initiate, other than in the Ordinary Course.

SECTION 4.7 Compliance with Law.

(a) Except as would not be material to the Business, (i) each of the Trayport Companies hold all material Permits that are necessary or required for the lawful conduct of their respective businesses or ownership and operation of their respective assets and properties (the “Trayport Permits”) (ii) all Trayport Permits are in full force and effect and none of the Trayport Permits have been withdrawn, revoked, suspended or cancelled nor is any such withdrawal, revocation, suspension or cancellation pending or, to the Knowledge of Sellers, threatened, (iii) and each of the Trayport Companies is, and since January 1, 2013 has been, in compliance with the terms of the Trayport Permits, and (iv) to the Knowledge of Sellers, as of the date hereof, no basis exists that would constitute a material breach, violation or default under any Trayport Permit or give any Governmental Authority grounds to suspend, revoke or terminate any Trayport Permits

(b) None of the Trayport Companies is, or has been at any time since January 1, 2014, in violation of and, no written notice has been given of any violation of any applicable Law, except for any violations that would not be material to the Business.

(c) Except as would not be material to the Business, none of the Trayport Companies is or since January 1, 2013 has been party to any Proceeding by or on behalf of any Governmental Authority in respect of any violation of Law (each a “Regulatory Proceeding”), nor has any of them received since January 1, 2013 any written notice of any Regulatory Proceeding and, to the Knowledge of Sellers, nor has any Regulatory Proceeding been threatened in writing.

SECTION 4.8 Transactions with Affiliates. Neither Sellers nor any of their Affiliates has engaged in any material transaction with any Trayport Company (including any acquisition of any asset, right or property therefrom) since January 1, 2014 (other than in the Ordinary Course). Other than this Agreement, any Related Agreement or the agreements set forth in Section 4.8 of the Sellers Disclosure Letter, as of immediately after the Closing, neither Sellers nor any of their Affiliates (other than the Trayport Companies) shall be a party to any transaction, agreement, understanding or arrangement with the Trayport Companies.

SECTION 4.9 Financial Statements.

(a) Sellers have provided to Purchaser true and complete copies of (i) the audited balance sheet as of, and related statements for the year then ended on, December 31, 2012, December 31, 2013 and December 31, 2014 for each of GFI TP Ltd., Trayport Limited, Trayport Contigo Limited and Trayport PTE Ltd. (the “Audited Financial Statements”) and (ii) (A) the unaudited balance sheet as of, and related unaudited income statement for the year then ended on, December 31, 2012, December 31, 2013 and December 31, 2014 for Trayport, Inc., (B) the unaudited balance sheet as of June 30, 2015 and related unaudited income statement for the six (6) month period then ended for Trayport, Inc., and (C) the unaudited balance sheet as of June 30, 2015 and related unaudited income statements for the six (6) month period then ended for each of GFI TP Ltd., Trayport Limited, Trayport Contigo Limited and Trayport PTE Ltd. (collectively, the “Unaudited Financial Statements” and together with the Audited Financial Statements, the “Business Financial Information”).

(b) The Business Financial Information has been prepared from the books and records of the Trayport Companies. Subject to the absence of footnotes and other presentation items and normal year-end and other adjustments (which other adjustments are not material to the Business) with respect to the Unaudited Financial Statements, the Business Financial Information, except as otherwise indicated therein, has been prepared in accordance with the Applicable Accounting Standards, consistently applied within the applicable period, and (i) with respect to the Business Financial Information of Trayport, Inc., fairly presents, in all material respects, the financial condition and the results of operations of Trayport, Inc. as at the respective dates and for the period covered by such Business Financial Information; (ii) with respect to the Business Financial Information of GFI TP Ltd., Trayport Limited and Trayport Contigo Limited, gives a true and fair view of the state of affairs of such applicable Trayport Company, and its respective assets and liabilities as at the respective dates and for the periods covered by such Business Financial Information; and (iii) with respect to the Business Financial Information of Trayport PTE Ltd., gives a true and fair view of the state of affairs of Trayport PTE Ltd. as at the respective dates and for the periods covered by such Business Financial Information.

(c) To the Knowledge of Sellers, no Trayport Company has any Liabilities other than (i) Liabilities reflected or reserved in the unaudited financial statements referred to in Section 4.9(a)(ii)(B) or Section 4.9(a)(ii)(C), (ii) Liabilities incurred in the Ordinary Course after December 31, 2014, (iii) Liabilities incurred in connection with this Agreement or the Related Agreements or the transactions contemplated hereby or thereby, (iv) Liabilities that arise under Contracts to which a Trayport Company is a party as of the date hereof (excluding Liabilities for breach, non-performance or default), and (v) Liabilities that, in the aggregate, are not material to the Business.

SECTION 4.10 Employee Benefit Plans.

(a) Section 4.10(a)-1 of the Sellers Disclosure Letter lists each Company Benefit Plan. Section 4.10(a)-2 of the Sellers Disclosure Letter lists each collective bargaining, work rules or similar agreements to which any of the Trayport Companies are party with any labor organization, trade union, labor union or works council representing any of the Business Employees (“CBAs”).

(b) With respect to each material Company Benefit Plan, Seller has heretofore delivered or made available to Purchaser true and complete copies of the Company Benefit Plan and any material amendments thereto, any related trust or other funding vehicle, any reports or summaries required under ERISA or the Code or other Law and the most recent determination letter received from the IRS with respect to each Company Benefit Plan intended to qualify under Section 401 of the Code.

(c) Each of the Company Benefit Plans has been operated and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. In the past six years, no Trayport Company has maintained or contributed to or was required to contribute to any plan or arrangement that is or was (i) subject to Section 412 of the Code or Section 302 of Title IV of ERISA, (ii) a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA, or (iii) a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA.

(d) Neither the execution of this Agreement nor the consummation of the Sale will (either alone or together with any other event) (i) cause any payment (whether of severance pay or otherwise) to become due to any current or former employee or director of any Trayport Company, (ii) cause an increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any current or former employee or director of any Trayport Company, (iii) cause any individual to accrue or receive additional benefits, services or accelerated rights to payment of benefits under any Company Benefit Plan, (iv) provide for payments that could subject any person to liability for tax under Section 4999 of the Code or (v) result in payments under any of the Company Benefit Plans which would not be deductible under Section 280G of the Code.

(e) Seller has previously made available to Purchaser the following information as of the most recent practicable date with respect to each Business Employee as of the date this representation is made: (i) date of hire and effective service date, (ii) job title or position held, (iii) city and state of employment, (iv) base salary or current wages, (v) employment status (i.e., active or on leave, short-term disability or long-term disability and full-time or part-time) and (vi) the length of notice to be given (by both the employing entity and the employee) pursuant to an applicable employment agreement to terminate employment without cause (if applicable).

(f) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualification and, to the Knowledge of Sellers, no event has occurred that could reasonably be expected to result in disqualification of such Company Benefit Plan.

(g) Except as would not reasonably be expected to result in a liability to Purchaser, there are no pending or, to the Knowledge of Seller, threatened claims (other than claims for benefits in the Ordinary Course), lawsuits or arbitrations which have been asserted or instituted, and to the Knowledge of Seller, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans which could reasonably be expected to result in any material liability of Trayport, Inc. to the Pension Benefit Guaranty Corporation, the Department of Treasury, the Department of Labor, any multi-employer plan, any Company Benefit Plan, any participant in a Company Benefit Plan, or any other Person.

(h) With respect to each Company Benefit Plan established or maintained outside of the United States primarily for the benefit of Business Employees residing outside of the United States (a “Foreign Company Benefit Plan”): (i) all material employer and Business Employee contributions to each Foreign Company Benefit Plan required by Law or by the terms of such Foreign Company Benefit Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Foreign

Company Benefit Plan and the liability of each insurer for any Foreign Company Benefit Plan funded through insurance or the book reserve established for any Foreign Company Benefit Plan, together with any accrued contributions, is not materially less than the accrued benefit obligations with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Company Benefit Plan; (iii) each Foreign Company Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities (including tax authorities); and (iv) each of the Foreign Company Benefit Plans has been operated and administered in all material respects in accordance with its terms and all applicable Laws. Section 4.10(h) of the Sellers Disclosure Letter separately identifies each Foreign Company Benefit Plan that is a defined benefit pension plan.

(i) The representations and warranties provided in this Section 4.10 are the sole representations and warranties provided by Sellers under this Agreement with respect to employee benefits plans.

SECTION 4.11 Labor Matters.

(a) No Trayport Company is party to, bound by, or in the process of negotiating a collective bargaining agreement, other labor-related agreement or understanding or work rules with any labor union, labor organization or works council, nor to the Knowledge of Sellers, has any Trayport Company communicated or represented, whether to any employee or director of, or consultant to, any Trayport Company or any labor union, labor organization or works council, that it will recognize any labor union, labor organization or works council.

(b) None of the employees or directors of, or consultants to, any Trayport Company is represented by a labor union, other labor organization or works council and, (i) to the Knowledge of Sellers, there is no effort currently being made or threatened by or on behalf of any Business Employees, labor union, trade union or labor organization to organize any employees or directors of, or consultants to, any Trayport Company, and there are currently no activities related to the establishment of a works council representing employees or directors of, or consultants to, any Trayport Company, (ii) no demand for recognition of any employees or directors of, or consultants to, any Trayport Company has been made by or on behalf of any labor union, trade union or labor organization in the past two (2) years, and (iii) no petition has been filed, nor has any proceeding been instituted by any employee or director of, or consultant to, any Trayport Company or group of employees or directors of, or consultants to, any Trayport Company with any labor relations board or commission or the central arbitration committee seeking recognition of a collective bargaining or works council representative in the past two (2) years.

(c) There is no pending, actual or, to the Knowledge of Sellers, threatened (i) material strike, lockout, work stoppage, slowdown, picketing or labor dispute, other industrial action or dispute with respect to or involving any current or former employee or director of, or consultant to, any Trayport Company, and there has been no such action or event in the past three (3) years or (ii) material arbitration, grievance, claim or dispute against any Trayport Company involving current or former employees, directors, consultants or any of their representatives concerning their employment or engagement, its termination or otherwise.

(d) Each Trayport Company is in compliance in all material respects with all (i) Laws respecting employment and employment practices, terms and conditions of employment, labor relations, collective bargaining, disability, immigration, layoffs, health and safety, wages, hours and benefits and plant closings and layoffs, including classification of employees, consultants and independent contractors and classification of employees and consultants for overtime eligibility, non-discrimination in employment, data protection, workers’ compensation and the collection and payment of withholding and/or payroll taxes and similar Taxes, and (ii) obligations of any Trayport Company under any employment agreement, agreement for the provision of personal services, severance agreement, Order or CBA. No Trayport Company has implemented any plant closings or employee layoffs in the past two years that triggered a notice requirement under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar or related Law which was not satisfied.

(e) To the Knowledge of Sellers, no Trayport Company is involved in negotiations (whether with employees, directors, consultants or any trade union or other representatives thereof) to vary materially the terms and conditions of employment or engagement of any of its employees, directors or consultants, nor, to the Knowledge of Sellers, are there any outstanding agreements, promises or offers made by any Trayport Company to any of its employees, directors or consultants or to any trade union or other representatives thereof concerning or affecting the terms and conditions of employment or engagement of any of its employees, directors or consultants, and no Trayport Company is under any contractual or other obligation to change the terms of service of any employee, director or consultant.

(f) No offer of employment of engagement has been made and is currently outstanding by any Trayport Company to any individual whose aggregate annual cash compensation would exceed $200,000 and no notice of termination has been given to or received from any Business Employee whose aggregate annual cash compensation exceeds $200,000.

(g) There are no outstanding loans nor notional loans to any director or Business Employee made by any Trayport Company where the amount outstanding on the loan exceeds $10,000.

(h) Except as would not be material to the Business, Trayport Limited and Trayport Contigo Limited, have, in relation to the transfer of employees from Trayport Contigo Limited to Trayport Limited by operation of the Transfer of Undertakings (Protection of Employment) Regulations 2006 (“TUPE”) prior to the date hereof, complied with all requirements under TUPE.

(i) The representations and warranties provided in this Section 4.11 are the sole representations and warranties provided by Sellers under this Agreement with respect to labor matters.

SECTION 4.12 No Brokers or Finders. Except for Cantor Fitzgerald & Co., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Sale based upon arrangements made by or on behalf of Sellers or the Trayport Companies or their Affiliates. Sellers are solely responsible for all fees and expenses of Cantor Fitzgerald & Co.

SECTION 4.13 Real Property.

(a) None of the Trayport Companies owns any real property. Section 4.13(a) of Sellers Disclosure Letter sets forth the address or other description of each parcel of real property leased or subleased by any of the Trayport Companies (the “Trayport Leased Real Property”) and such information is true and accurate in all material respects. No eminent domain or condemnation Proceeding is pending or, to the Knowledge of Sellers, threatened in writing, that would preclude or materially impair the use of any Trayport Leased Real Property.

(b) Except as would not be material to the Business, all buildings, structures, fixtures and improvements included within the Trayport Leased Real Property (the “Trayport Improvements”) are in good repair and operating condition, and are adequate and suitable for the purposes for which they are presently being used or held for use, and to the Knowledge of Sellers, there are no facts or conditions affecting any of the Trayport Improvements that, in the aggregate, would reasonably be expected to materially interfere with the current use, occupancy or operation thereof. Except as would not be material to the Business, no portion of such Trayport Leased Real Property has suffered any damage by fire or other casualty loss which has not heretofore been completely repaired and restored to its original condition (ordinary wear and tear excepted).

SECTION 4.14 Absence of Certain Changes. Since December 31, 2014 through the date of this Agreement, (a) the Business has been conducted in the ordinary course of business (“Ordinary Course”) in all material respects, (b) none of Sellers, any Affiliate of Sellers, nor the Trayport Companies has taken any action or omitted to take any action that if taken or omitted to be taken after the date of this Agreement would constitute a violation of Section 6.1(b)(v), Section 6.1(b)(vi), Section 6.1(b)(ix), Section 6.1(b)(x), Section 6.1(b)(xii) or Section 6.1(b)(xvii) and (c) there has not been a Business Material Adverse Effect.

SECTION 4.15 Material Contracts.

(a) Section 4.15(a) of the Sellers Disclosure Letter (which is arranged in subsections to correspond to the subsections of this Section 4.15(a)) sets forth the following Contracts as of the date hereof (other than any such Contract solely by or among the Trayport Companies) to which any Trayport Company is a party or by which it is bound or to which its assets or properties is subject (collectively, the “Material Contracts”):

(i) any Contract for Indebtedness;

(ii) any Contracts under which any Trayport Company has advanced or loaned any Person any amounts in excess of $500,000;

(iii) any joint venture, partnership, limited liability company, shareholder, or other similar Contract or arrangements relating to the formation, creation, operation, management or control of any partnership, strategic alliance or joint venture with a third party;

(iv) any Contract or series of related Contracts, including any option agreement, relating to the acquisition or disposition of any business or real property (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration in excess of $2,000,000;

(v) any Contract for the voting of Securities of any Trayport Company;

(vi) any Contract (including any exclusivity agreement) that purports to limit or restrict in any material respect either the type of business in which any Trayport Company may engage or the manner or locations in which any of them may so engage in any business or would require the disposition of any material assets or any line of business of any Trayport Company;

(vii) any Contract with a non-solicitation or non-compete provision that purports to limit or restrict in any material respect any Trayport Company;

(viii) any Contract with a “most-favored-nations” pricing provision or that purports to limit or restrict in any material respect any Trayport Company;

(ix) any Contract, other than such Contracts entered into in the Ordinary Course, under which (A) any Person (other than any Trayport Company) has directly or indirectly guaranteed or provided an indemnity in respect of any liabilities, obligations or commitments of any Trayport Company or (B) any Trayport Company has directly or indirectly guaranteed or provided an indemnity in respect of liabilities, obligations or commitments of any other Person (other than any Trayport Company) (in each case other than endorsements for the purpose of collection in a commercially reasonable manner consistent with industry practice), unless such guarantor or indemnity obligation is less than $1,000,000;

(x) any Contract under which any Trayport Company has granted any Person registration rights (including demand and piggy-back registration rights);

(xi) any material Contract under which (A) any Trayport Company has granted any license, sublicense or other permission to any Person to use any Acquired Intellectual Property, except that non-exclusive licenses to customers of the Trayport Companies in the Ordinary Course are not required to be scheduled in subsection (xi) of Section 4.15(a) of the Sellers Disclosure Letter but are nevertheless included in the definition of Material Contracts herein; or (B) any Person has granted any license, sublicense or other permission to any Trayport Company to use any Intellectual Property other than Owned Intellectual Property;

(xii) any Contract that involves or would reasonably be expected to involve expenditures of, or receipts by, any Trayport Company in excess of $3,000,000 in the aggregate per any calendar year;

(xiii) any material Contract with any Governmental Authority;

(xiv) any material Contract between or among a Trayport Company, on the one hand, and any Seller (or Affiliate thereof), on the other hand;

(xv) any Lease for a Trayport Leased Real Property, and any other Contract that relates in any way to the occupancy or use of any of the Trayport Leased Real Property;

(xvi) any employment agreement or outstanding offer letter that provides for annual compensation in excess of $200,000;

(xvii) any Contract under which a Trayport Company has permitted any material asset to become subject to a Lien (other than a Permitted Lien);

(xviii) any outstanding general or special powers of attorney executed by or on behalf of a Trayport Company; and

(xix) any Contract the termination or breach of which or the failure to obtain consent in respect of which would have a Business Material Adverse Effect.

(b) Except as would not be material to the Business, (i) no Trayport Company is and, to the Knowledge of Sellers, no other party is, in breach or violation of, or in default under, any Material Contract, (ii) each Material Contract is a valid and binding agreement of the Trayport Companies, as the case may be, enforceable in accordance with its terms, except for the Enforceability Exceptions, (iii) to the Knowledge of Sellers, no event has occurred which would result in a breach or violation of, or a default under, any Material Contract (in each case, with or without notice or lapse of time or both), and (iv) each Material Contract (including all modifications and amendments thereto and waivers thereunder) is in full force and effect with respect to the Trayport Companies, as applicable, and, to the Knowledge of Sellers, with respect to the other parties thereto, and an accurate and complete copy of which has been delivered or made available to Purchaser.

SECTION 4.16 Intellectual Property.

(a) All Intellectual Property that is currently used in the conduct of the Business by any Trayport Company is either (a) owned by the Trayport Companies (such Intellectual Property, “Owned Intellectual Property”), or (b) licensed by the Trayport Companies (together with the Owned Intellectual Property, the “Acquired Intellectual Property”), except, in each case, where a failure to so own or license such Intellectual Property would not be material to the Business or the Trayport Companies taken as a whole. Section 4.16(a) of the Sellers Disclosure Letter lists, in each case, as of the date hereof, with respect to the Acquired Intellectual Property, all: (i) registrations and applications for registration of Marks; (ii) Patents; (iii) registered copyrights and applications for registration of copyrights; and (iv) material Software. All material Acquired Intellectual Property is valid, subsisting and enforceable, and The Trayport Companies are the sole and exclusive owner of the Owned Intellectual Property free and clear of all Liens (other than Permitted Liens).

(b) In each case except as would not be material to the Business or the Trayport Companies taken as a whole, neither the operations of the Business nor any of the Trayport Companies: (i) has infringed upon, misappropriated or otherwise violated any Intellectual Property rights of any Person; or (ii) has received any charge, complaint, claim, demand, or notice alleging infringement, misappropriation or violation of the Intellectual Property rights of any Person (including any invitation to license or request or demand to refrain from using any Intellectual Property rights of any Person).

(c) To the Knowledge of Sellers: (i) there is no interference, infringement, dilution, misappropriation or other violation of any Acquired Intellectual Property by any Person; (ii) none of the Acquired Intellectual Property is subject to any outstanding judgment, injunction, writ, order, decree or agreement prohibiting or restricting the use thereof by the Trayport Companies or their customers; and (iii) no Acquired Intellectual Property is the subject of any re-examination, opposition, cancellation or invalidation proceeding before any Governmental Authority.

(d) Sellers and the Trayport Companies have taken commercially reasonable measures to protect the confidentiality of trade secrets and other confidential information owned by the Trayport Companies, except as would not be material to the Business or the Trayport Companies taken as a whole. Except as would not be material to the Business or the Trayport Companies taken as a whole, each current and former consultant and individual that has delivered, developed, contributed to, modified or improved Owned Intellectual Property has executed an agreement assigning to a Trayport Company all of such consultant’s and individual’s rights in such development, contribution, modification or improvement.

SECTION 4.17 Software and Other Information Technology.

(a) Except as would not be material to the Business or the Trayport Companies taken as a whole, the Trayport Companies have implemented commercially reasonable measures designed to reasonably protect all Information Technology used in the conduct of the Business from loss and unauthorized intrusion, access and modification.

(b) Except as would not be material to the Business or the Trayport Companies taken as a whole, the Software included in the Acquired Intellectual Property does not contain any undocumented code, disabling mechanism or protection feature designed to prevent its use, including any undocumented clock, timer, counter, computer virus, worm, software lock, drop dead device, Trojan-horse routine, trap door, back door (including capabilities that permit non-administrative users to gain unrestricted access or administrative rights to Software or that otherwise bypasses security or audit controls), time bomb or any other codes or instructions that may be used to access, modify, replicate, distort, delete, damage, or disable Software or data, other software operating systems, computers or equipment with which the Software interacts. Except as would not be material to the Business or the Trayport Companies taken as a whole, in the past four (4) years, there has been no failure or other substandard performance of any Information Technology or Owned Software which has caused any disruption to the Business or any Trayport Company.

(c) Except as would not be material to the Business or the Trayport Companies taken as a whole, no portion of any source code for any Software included within the Owned Intellectual Property (“Owned Software”) has currently been or is obligated to be delivered, licensed or made available to any escrow agent (other than in the Ordinary Course), and the consummation of the transactions contemplated by this Agreement will not provide any such escrow agent with the right to deliver, release or make available any source code included within the Owned Software to any Person.

(d) Section 4.17(d) of the Sellers Disclosure Letter sets forth a complete and accurate list of (i) all material Open Source Software used by any Trayport Company as of the date hereof in its products and (ii) the license agreement that governs such Person’s use of such Open Source Software. Except as would not be material to the Business or the Trayport Companies taken as a whole, no Trayport Company has used, modified or distributed any Open Source Software in its products or services in a manner that would impose a requirement as described in subparts (i) through (iii) under the definition of Open Source Software. No Owned Software is being or was developed pursuant to participation in any industry standards body or consortium.

SECTION 4.18 Taxes.

(a) (i) The Trayport Companies, and, to the extent directly in respect of the Business, Sellers have filed all material Tax Returns required to have been filed on or before the date hereof and all such Tax Returns were true, correct and complete in all material respects; (ii) all material Taxes due by the Trayport Companies or with respect to the Business (whether or not shown on any Tax Return) have been timely paid.

(b) None of the Trayport Companies has waived in writing any statute of limitations in respect of a material amount of Taxes which waiver is currently in effect, has received or requested, in each case in writing, any extension of time to file a material Tax Return that remains unfiled or has granted any currently effective power of attorney with respect to Tax matters.

(c) No Taxing Authority is presently conducting or has conducted within the previous three (3) years, any material dispute, claim, audit, action, suit, proceeding, examination or investigation in relation to the Trayport Companies or any other member of a Seller Group to which the Trayport Companies belong, and no material issues that have been raised in writing by the relevant Taxing Authority in connection with the examination of the Tax Returns referred to in Section 4.18(a)(i) are currently pending.

(d) No material liens for Taxes have been filed with respect to the Business (other than Taxes for which payment is not yet due), and all material deficiencies asserted in writing or material assessments made in writing as a result of any examination of the Tax Returns referred to in Section 4.18(a)(i) by a Taxing Authority have been paid in full.

(e) The Trayport Companies have not been a member of any Seller Group or any other group for Tax purposes other than any Seller Group comprising solely current or former Affiliates of either Seller. The Trayport Companies are not bound by any material Tax sharing agreement, indemnity obligation or similar contract, practice or legal requirement.

(f) No Trayport Company will be required to recognize more than $1,000,000 of income in the aggregate during a taxable period concluding after the Closing Date as a result of any deferred intercompany transaction or excess loss account (described in U.S. Treasury regulations under Section 1502 of the Code or similar provisions of state, local or foreign law)

existing on or before the Closing Date, any installment sale or open transaction concluded on or before the Closing Date, any change in accounting method, practice or period or any amount prepaid on or before the Closing Date or any settlement or agreement with a Taxing Authority concluded on or before the Closing Date except, in each case, to the extent Taxes arising from such items do not exceed the amounts specifically identified as having been provided for them in the Working Capital.

(g) No Trayport Company nor any other member of a Seller Group to which a Trayport Company belongs has engaged or agreed to engage in a listed transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(2) that could affect its Tax liability for any taxable period as to which the period for audit and assessment has not expired.

(h) All material Taxes that any of the Trayport Companies were or are required by Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other Person have been duly withheld and paid over to the appropriate Taxing Authority, and the Trayport Companies have complied in all material respects with all related recordkeeping and reporting requirements.

(i) GFI TP Ltd. and Trayport Limited is each classified as a disregarded entity for U.S. federal income tax purposes and each of Trayport Limited’s current Subsidiaries has at all times been classified as a non-U.S. corporation for U.S. federal income tax purposes.

(j) No Trayport Company has an investment in United States property as defined in Section 956 of the Code.

(k) All material documents in the enforcement of which any Trayport Company may be interested have been duly stamped.

Notwithstanding anything to the contrary in this Agreement, nothing in this Section 4.18 shall cause either Seller to be liable for any Taxes for which Sellers are not expressly liable pursuant to Article VIII, and this Section 4.16, Section 4.10 and Section 4.11 contain the exclusive representations and warranties by Sellers with respect to Taxes.

SECTION 4.19 Environmental Matters. Except as would not be material to the Business, since December 31, 2013: (a) the Trayport Companies have complied with and are currently in compliance with all Environmental Law applicable to them, (b) the Trayport Companies are not subject to any Liabilities, including corrective, investigatory or remedial obligations arising under Environmental Laws, and (c) none of Sellers or the Trayport Companies have received any written notice, report or information regarding any Liabilities, including corrective, investigatory or remedial obligations arising under Law, with respect to the Trayport Companies.

SECTION 4.20 Assets.

(a) Ownership of Assets. Except as would not be material to the Business, each Trayport Company has good and marketable title to, or, in the case of property held under a lease or other Contract, a valid leasehold interest in, or adequate rights to use, all of the material properties, rights and assets, whether real or personal and whether tangible or intangible, used by it in the conduct of the Business, including all material assets reflected in each of the June 30, 2015 balance sheets included in the Business Financial Information, except for such assets that have been sold or otherwise disposed of since June 30, 2015 in the Ordinary Course (collectively, the “Assets”). None of the Assets is subject to any Lien other than a Permitted Lien and none of the Assets is held under a lease or other Contract with an Affiliate of the Sellers (other than Assets held by the Trayport Companies).

(b) Sufficiency of Assets. The Trayport Companies and the Assets, together with the rights of Purchaser and its Affiliates under this Agreement and the Related Agreements, constitute all of the assets, properties, rights and interests that are used or held for use in or necessary to conduct the business of providing software (and related support, hosting and maintenance) to operate trading networks connecting brokers, traders and/or exchanges for the power, natural gas, coal, emissions, freight, oil and iron ore markets, in each case, as currently conducted, in all material respects, by (i) the Trayport Companies and/or, (ii) to the extent applicable (if at all), BGCP, GFI and any of their respective Subsidiaries (other than the Trayport Companies) which it is agreed shall not include any brokerage business.

(c) No Other Business Activities. None of the Trayport Companies conducts any material business activities other than activities related to or incidental to the Business and none of the Trayport Companies conducts any brokerage of transactions as a broker.

SECTION 4.21 Foreign Corrupt Practices Act and International Trade Sanction. None of the Trayport Companies, nor any of their respective directors, officers, agents, employees or, to the Knowledge of Sellers, any other Persons acting on their behalf has, in connection with the operation of the Business, (a) used any corporate or other funds, directly or indirectly, for unlawful contributions, payments, gifts or entertainment, (b) made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or any other Person, or (c) established or maintained any unlawful or unrecorded funds in material violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable Law (including the United Kingdom Bribery Act 2010, any anti-money laundering law or any laws enacted pursuant to the OECD Convention on Combating Bribery of Foreign Public Officials). None of the Trayport Companies, nor any of their respective directors, officers, agents, employees or, to the Knowledge of Sellers, any other Persons acting on their behalf has, in connection with the operation of the Business, violated or operated in noncompliance, directly or indirectly, in any material respect, with any export restrictions or other economic sanctions laws, anti-boycott regulations, embargo regulations or other applicable domestic or foreign Laws, including the regulations enacted by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), which prohibit transactions involving parties located in countries subject to comprehensive economic sanctions by OFAC or parties identified on OFAC’s Specially Designated Nationals and Blocked Persons List.

SECTION 4.22 Indebtedness. Section 4.22 of the Sellers Disclosure Letter sets forth a list that is correct and complete in all material respects of all Indebtedness of the Trayport Companies as of the date hereof.

SECTION 4.23 Customers and Suppliers. Section 4.23 of the Sellers Disclosure Letter sets forth a list, which is complete and accurate in all material respects, of

(a) each of the ten largest trader customers, the ten largest broker customers and the five largest exchange customers of the Trayport Companies (measured by aggregate revenue) during the fiscal year ended on December 31, 2014 and (b) the ten largest suppliers of materials, products or services to the Trayport Companies (measured by the aggregate amount spent by the Trayport Companies) during the fiscal year ended on December 31, 2014. Except as disclosed in Section 4.23 of the Sellers Disclosure Letter and except as would not be material to the Business, as of the date hereof, none of such customers or suppliers has cancelled, terminated or otherwise materially adversely altered (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) or notified a Trayport Company in writing of any intention to do any of the foregoing.

SECTION 4.24 Insurance. All insurance policies of the Trayport Companies are in full force and effect and were in full force and effect during the periods of time such insurance policies are purported to be in effect, except for such failures to be in full force and effect that would not be material to the Business. No Trayport Company is in breach of or default under, and, to the Knowledge of Sellers, no event has occurred which, with notice or the lapse of time, would constitute such a breach of or default under, or permit termination under, any policy, in each case, except as would not otherwise be material to the Business.

SECTION 4.25 No Additional Representations.

(a) Purchaser acknowledges that neither Sellers nor any of their Affiliates makes any representation or warranty as to any matter whatsoever except as expressly set forth in this Article IV or in any Related Agreement or certificate delivered by Sellers to Purchaser in accordance with the terms hereof and thereof, and specifically (but without limiting the generality of the foregoing) that neither Sellers nor any of their Affiliates makes any representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Purchaser (or any of its respective Affiliates, officers, directors, employees or representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Trayport Companies or (ii) the future business and operations of the Trayport Companies, and Purchaser has not relied on such information or any other representation or warranty not set forth in this Article IV or in any such Related Agreement or certificate.

(b) Purchaser has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Trayport Companies and acknowledges that Purchaser has been provided access for such purposes. Purchaser has not relied upon any representations, warranties or statements, whether express or implied, made by Sellers, or any of its Affiliates, stockholders, controlling persons or representatives that are not expressly set forth in this Article IV or in any Related Agreement or certificate delivered by Sellers to Purchaser, whether or not such representations and warranties were made in writing or orally. Purchaser acknowledges and agrees that, except for the representations, warranties or statements expressly set forth in this Article IV, in the Related Agreements or in any certificate delivered by Sellers to Purchaser, (i) neither Sellers nor any of their Affiliates makes, or has made, any representations or warranties relating to itself, its Subsidiaries, the Trayport Companies or otherwise in connection with the transactions contemplated hereby and Purchaser is not relying on any representation or warranty except for those expressly set forth in this Agreement, the Related Agreements or such certificates, as applicable, (ii) no Person has been authorized by Sellers or any of their Affiliates to make any representation or warranty relating to themselves or their business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Purchaser as having been authorized by such party, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Purchaser or any of its representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in this Article IV, the Related Agreements or such certificates, as applicable.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in (i) the Purchaser Disclosure Letter (it being understood that information disclosed in any section of the Purchaser Disclosure Letter shall be deemed to be disclosed with respect to any other section of the Purchaser Disclosure Letter to which such disclosure would reasonably pertain or if its relevance to such other section is reasonably apparent on the face of such disclosure) and (ii) the Purchaser Reports (provided, that in the case of clause (ii), only to the extent the relevant information is reasonably apparent on its face but excluding any disclosures set forth in any risk factor or forward looking statement section or in any other section to the extent they are cautionary, predictive or forward looking in nature), Purchaser hereby represents and warrants to Sellers as follows.

SECTION 5.1 Organization and Good Standing.

(a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser has all requisite corporate power and authority to own the Trayport Companies. Purchaser has all requisite corporate power and authority to own or lease the assets owned or leased by it and to carry on its business, as currently conducted, except where the failure to have such power or authority would not have a Purchaser Material Adverse Effect.

(b) Purchaser is duly qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, lease or operation of the applicable assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have a Purchaser Material Adverse Effect.

SECTION 5.2 Authorization; Binding Obligations. Purchaser has all necessary corporate power and authority to make, execute and deliver this Agreement and the Related Agreements and to perform all of the obligations to be performed by it hereunder and thereunder. The making, execution, delivery and performance of this Agreement and the Related Agreements and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Purchaser and no other corporate proceedings on the part of Purchaser is necessary to authorize the execution, delivery and performance by Purchaser of this Agreement or the Related

Agreements or the transactions contemplated hereby or thereby. This Agreement has been, and, as of the Closing Date, the Related Agreements will be, duly and validly executed and delivered by Purchaser, and assuming the due authorization, execution and delivery by Sellers that are party thereto, each of this Agreement and the Related Agreements will constitute the valid, legal and binding obligation of Purchaser, enforceable against it in accordance with its terms, except as may be limited by the Enforceability Exceptions.

SECTION 5.3 No Conflicts; Consents and Approvals.

(a) The execution and delivery of this Agreement and the Related Agreements by Purchaser does not, and the consummation by Purchaser of the Sale will not: (i) conflict with any provisions of the organizational documents of Purchaser; (ii) violate any applicable Law (assuming compliance with the matters set forth in Section 5.3(b) of the Purchaser Disclosure Letter); (iii) result, after the giving of notice, with lapse of time or otherwise, in any violation, default or loss of a benefit under, or permit the acceleration or termination of any obligation under or require any consent under or require any offer to purchase or prepayment of any Indebtedness or Liability under, any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license or other Contract to which Purchaser is a party or by which Purchaser or its Subsidiaries or any of their assets or properties may be bound; (iv) result in the creation or imposition of any Lien (other than Permitted Liens) upon any properties or assets of Purchaser or its Subsidiaries; or (v) cause the suspension or revocation of any material Permit of Purchaser or its Subsidiaries; except in the case of clauses (ii), (iii), (iv) and (v), as would not have a Purchaser Material Adverse Effect.

(b) No clearance, consent, approval, order, license or authorization of, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Authority is required to be made or obtained by Purchaser in connection with the execution or delivery of this Agreement or any Related Agreement by Purchaser or the consummation by Purchaser of the Sale, except for (i) any clearance, consent, approval, order, license, authorization, declaration, registration, filing, notice or permit set forth in Section 5.3(b) of the Purchaser Disclosure Letter and (ii) any such clearance, consent, approval, order, license, authorization, declaration, registration, filing, notice or permit, the failure of which to make or obtain would not have a Purchaser Material Adverse Effect.

SECTION 5.4 Litigation. As of the date hereof, (a) there is no Proceeding pending, threatened in writing, or, to the Knowledge of Purchaser, threatened against Purchaser, or its properties or rights or any of its current or former directors, officers, employees or contractors (in their capacities as such) except as would not have a Purchaser Material Adverse Effect, (b) there is no Order outstanding against Purchaser except as would not have a Purchaser Material Adverse Effect, and (c) there is no Proceeding pending or, to the Knowledge of Purchaser, threatened against Purchaser, which seeks to, or would reasonably be expected to, restrain, enjoin or delay the consummation of the Sale or which seeks damages in connection therewith, and no injunction of any type has been entered or issued.

SECTION 5.5 Financial Ability. Purchaser has, or will have at Closing, all funds necessary to pay and satisfy in full the obligations pursuant to this Agreement, including to pay any amounts due pursuant to Section 3.7.

SECTION 5.6 Financial Statements.

(a) The financial statements of Purchaser and its Subsidiaries included or incorporated by reference in the Purchaser Reports (including the related notes, where applicable) (the “Purchaser Financial Information”) have been prepared from the books and records of the Purchaser and its Subsidiaries. Subject to the absence of footnotes and other presentation items and normal year-end and other adjustments (which other adjustments are not material to the Purchaser and its Subsidiaries, taken as a whole) in the case of unaudited quarterly financial statements, except as otherwise indicated therein, the Purchaser Financial Information has been prepared in accordance with U.S. GAAP, consistently applied within the applicable period, and fairly presents, in all material respects, the financial condition and the results of operations of Purchaser and its consolidated Subsidiaries as at the respective dates and for the period covered by such Purchaser Financial Information.

(b) To the Knowledge of Purchaser, none of Purchaser or any of its Subsidiaries has any Liabilities other than (i) Liabilities reflected or reserved in the most recent balance sheet included in the Purchaser Financial Information, (ii) Liabilities incurred in the Ordinary Course after December 31, 2014, (iii) Liabilities incurred in connection with this Agreement or the Related Agreements or the transactions contemplated hereby or thereby, (iv) Liabilities that arise under Contracts to which Purchaser or one of its Subsidiaries is a party as of the date hereof (excluding Liabilities for breach, non-performance or default), and (v) Liabilities that, in the aggregate, are not material to the Purchaser and its Subsidiaries, taken as a whole.

(c) As of the date hereof, Purchaser’s outside auditors have not resigned (or informed Purchaser that they intend to resign) or been dismissed as independent public accuntants of Purchaser as a result of or in connection with any disagreements with Purchaser on a matter of accounting principles or practices, financial statement disclosures or auditing scope or procedure.

SECTION 5.7 SEC Filings. Purchaser has timely filed all Purchaser Reports, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2012 with the SEC. As of their respective dates, or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseded filing prior to the date hereof, the Purchaser Reports complied, and each of the Purchaser Reports filed subsequent to the date of this Agreement will comply, in all material respects, with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated under each of them, as applicable. No Subsidiary of Purchaser is subject to the periodic reporting requirements of the Exchange Act. As of the time of filing with the SEC, none of the Purchaser Reports so filed or that will be filed subsequent to the date of this Agreement contained or will contain, as the case may be, any untrue statement of a material fact or omitted or will omit, as the case may be, to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such Purchaser Reports has been amended or superseded by a later Purchaser Report filed prior to the date hereof. Purchaser has made available to the Sellers correct and complete copies of all material correspondence with the SEC since January 1, 2012. As of the date hereof, none of the Purchaser Reports is subject to any ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

SECTION 5.8 Capitalization.

(a) The authorized capital stock of Purchaser consists of 500,000,000 shares of Purchaser Common Stock, of which, as of November 13, 2015, 109,760,304.00 shares were issued and outstanding, and 100,000,000 shares of preferred stock, par value $0.01 per share, of which, as of the date hereof, no shares were issued and outstanding. As of November 13, 2015, 6,797,774.00 shares of Purchaser Common Stock were held in Purchaser’s treasury. As of the date hereof, no shares of Purchaser Common Stock were reserved for issuance, except for under the employee and director stock plans of Purchaser set forth on Section 5.8 of the Purchaser Disclosure Letter (the “Purchaser Stock Plans”). As of November 13, 2015, (i) 787,587 options to acquire shares of Purchaser Common Stock were outstanding pursuant to the Purchaser Stock Plans or otherwise and (ii) 1,211,647 restricted stock units of Purchaser Common Stock (of which 620,931 are time-vesting and 590,716 are performance-vesting) were outstanding pursuant to the Purchaser Stock Plans or otherwise. All of the issued and outstanding shares of Purchaser Common Stock have been, and all shares of Purchaser Common Stock that may be issued pursuant to the Purchaser Stock Plans will be, when issued in accordance with the terms thereof, duly authorized and validly issued and are, or will be, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except pursuant to this Agreement and the Purchaser Stock Plans, Purchaser does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares or Purchaser Common Stock or any other equity securities of Purchaser or any securities representing the right to purchase or otherwise receive any shares of Purchaser Common Stock.

(b) Purchaser has and will keep available for issuance pursuant to the terms of this Agreement a number of shares of Purchaser Common Stock equal to the Aggregate Share Consideration, as may be adjusted pursuant to Section 3.3.

(c) The shares of Purchaser Common Stock to be issued pursuant to this Agreement have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued, fully paid, nonassessable and free of preemptive rights.

SECTION 5.9 Compliance with Law.

(a) Except as would not have a Purchaser Material Adverse Effect, none of Purchaser or any of its Subsidiaries is, or has been at any time since January 1, 2014, in violation of, and no written notice has been given of, any violation of any applicable Law.

(b) Except as would not have a Purchaser Material Adverse Effect, none of Purchaser or any of its Subsidiaries is or since January 1, 2013 has been party to any Regulatory Proceeding, nor has any of them received since January 1, 2013 any written notice of any Regulatory Proceeding and, to the Knowledge of Purchaser, nor has any Regulatory Proceeding been threatened in writing.

SECTION 5.10 No Required Vote. No vote or approval of any stockholder of Purchaser is required for the issuance by Purchaser of any Purchaser Common Stock pursuant to this Agreement, and no other vote of the holders of securities of Purchaser is required to approve this Agreement, the Sale or the other transactions contemplated hereby.

SECTION 5.11 Acquisition of Shares for Investment. Purchaser has such knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of its purchase of the Trayport Entities. Without limiting the other provisions hereof, Purchaser confirms that Sellers and their Affiliates have made available to Purchaser and Purchaser’s agents the opportunity to ask questions of the officers and management employees of Sellers and their Affiliates, and of the Trayport Companies, as well as access to the documents, information and records of Sellers, the Trayport Companies and to acquire additional information about the Business and the financial condition of the Trayport Companies, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of the Trayport Companies and their properties, assets, business, financial condition, prospects, documents, information and records. Purchaser is acquiring the shares of the Trayport Entities for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the shares of the Trayport Entities. Purchaser acknowledges that the shares of the Trayport Entities have not been registered under the Securities Act, or any state securities Laws, and agrees that the shares of the Trayport Entities may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Laws, in each case, to the extent applicable.

SECTION 5.12 No Brokers or Finders. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Sale based upon arrangements made by or on behalf of Purchaser.

ARTICLE VI

COVENANTS

SECTION 6.1 Conduct of Business.

(a) From the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, except as (w) contemplated or required by this Agreement, (x) required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Sellers or any of their Affiliates, (y) as may be agreed in writing by Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), or (z) as set forth in Section 6.1(a) of the Sellers Disclosure Letter, Sellers agree to cause the Trayport Companies to conduct their business in the Ordinary Course, and to use their respective commercially reasonable efforts to preserve substantially intact the business organizations and relationships with all Governmental Authorities, customers, suppliers, business associates and others having material business dealings with the Trayport Companies, in each case, in the Ordinary Course; provided, however, that no action by Sellers or any of their Subsidiaries with respect to matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Except as (w) expressly contemplated or required by this Agreement, (x) required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Sellers or any of their Affiliates, (y) as may be agreed in writing by Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), or (z) as set forth in Section 6.1(b) of the Sellers Disclosure Letter, Sellers agree not to, and to cause the Trayport Companies not to:

(i) authorize or effect any amendment to or change the organizational documents of the Trayport Companies;

(ii) issue or authorize the issuance of any Securities of the Trayport Companies or grant any options, warrants, or other rights to purchase or obtain any of the Securities of the Trayport Companies or issue, sell or otherwise dispose of any of the Securities of the Trayport Companies or redeem, repurchase or otherwise acquire any Securities of the Trayport Companies (other than to another Trayport Company);

(iii) declare, authorize, make or pay any dividend or other distribution with respect to the Securities of any Trayport Company, other than (A) in the Ordinary Course or (B) cash dividend paid prior to the Closing Date;

(iv) effect any recapitalization, reclassification or similar change in the capitalization of the Trayport Companies;

(v) have the Trayport Companies assume or incur any Indebtedness in excess of $10,000,000 except (A) Indebtedness incurred in the Ordinary Course or (B) guarantees by any Trayport Company of Indebtedness of any other Trayport Company;

(vi) have the Trayport Companies make or commit to make any capital expenditure other than (A) capital expenditures that will have been fully paid prior to the Closing Date, (B) capital expenditures made in the Ordinary Course or (C) as set forth in the Trayport Entities’ capital budget, a copy of which is attached as Section 6.1(b)(vi) of the Sellers Disclosure Letter;

(vii) other than in the Ordinary Course and except for renewals or expirations in accordance with the existing terms of any Material Contract, (A) terminate, modify or amend on terms materially adverse to the Trayport Companies any Material Contract, or (B) enter into any new Contract that would have been considered a Material Contract if it were entered into at or prior to the date hereof;

(viii) enter into, renew, extend or amend any Contracts or arrangements that limit or restrict any of the Trayport Companies from engaging or competing in any line of business or in any geographic area;

(ix) sell, lease, license, transfer or otherwise dispose of, either to a third party or otherwise, any assets, property or rights owned or held by the Trayport

Companies (including Securities of the Trayport Subsidiaries), except (A) in the Ordinary Course, (B) pursuant to the terms of a Contract as of the date of this Agreement or (C) to third parties on arms’ length terms in an amount not in excess of $5,000,000 in the aggregate;

(x) have the Trayport Companies merge with, enter into a consolidation with any Person or acquire a substantial portion of the assets or business of any Person or any division or line of business thereof with a value in excess of $100,000 individually or $500,000 in the aggregate, or otherwise acquire, other than in the Ordinary Course, any assets with a value in excess of $100,000 individually or $500,000 in the aggregate, other than in the Ordinary Course;

(xi) other than in the Ordinary Course, (A) materially amend or otherwise materially modify benefits under any Company Benefit Plan, including with respect to any employment agreements with any officer, employee, worker or consultant of the Trayport Companies; (B) accelerate the payment or vesting of benefits or amounts payable or to become payable under any Company Benefit Plan as currently in effect on the date hereof, (C) fail to make any required contribution to any Company Benefit Plan, (D) merge or transfer any Company Benefit Plan or the assets or liabilities of any Company Benefit Plan, (E) change the sponsor of any Company Benefit Plan, or (F) terminate or establish any Company Benefit Plan, except, in each case, with respect to agreements for new hires (other than new hires into executive management positions);

(xii) with respect to any director, officer, employee, worker or consultant of the Trayport Companies whose aggregate annual cash compensation exceeds $300,000, (A) enter into any employment agreement that has a term of more than one year (or materially amend any employment agreement) or (B) extend the term of any employment agreement by more than one year;

(xiii) terminate the employment or contractual relationship of any officer, director, consultant or employee of the Trayport Companies, other than terminations of employees or consultants (other than employees in executive management positions) in the Ordinary Course and existing policies and/or terminations for cause;

(xiv) negotiate, enter into, amend or extend any Contract with a labor union, works council or other employee representative body;

(xv) (A) make, revoke or amend any material election relating to Taxes, (B) make a request for a written ruling of a Taxing Authority relating to material Taxes, (C) enter into a Contract with a Taxing Authority relating to material Taxes, (D) materially change any of its methods, policies or practices of reporting income or deductions for U.S. federal income tax purposes from those employed in the preparation of its U.S. federal income tax returns for the taxable year ended December 31, 2013, or (E) settle or compromise any material Tax claim, audit, or assessment or (F) take any action that could materially increase the Tax liability or materially decrease any Tax attribute of any of the Trayport Companies for any period ending after the Closing;

(xvi) terminate or cancel, or amend or modify in any material respect, any material insurance policies covering the Trayport Companies or their respective properties, directors, officers or employees which is not replaced by a comparable amount of insurance coverage, other than in the Ordinary Course;

(xvii) transfer, abandon, allow to lapse, or otherwise dispose of any rights to, or obtain or grant any right to any material Acquired Intellectual Property or disclose any material confidential information, including trade secrets, of any Trayport Company to any Person, in each case, other than in the Ordinary Course;

(xviii) other than changes required by Applicable Accounting Standards or by a Governmental Authority, change any method of financial accounting or financial accounting practice or policy of the Trayport Companies;

(xix) permit any of its material Assets to become subject to a Lien (other than any Lien that will be released prior to Closing and other than any Permitted Lien), the existence of which materially interferes with, or is reasonably likely to materially interfere with, the operation of the Business;

(xx) cancel, permanently waive or forgive any Indebtedness or claims or rights with a value in excess of $100,000 individually or $500,000 in the aggregate without consideration therefor;

(xxi) enter into a settlement, an agreement to settle, a waiver or another compromise regarding any pending or threatened material Proceedings primarily relating to the Business (A) with a value in excess of $100,000 individually or $500,000 in the aggregate (B) which imposes any affirmative obligation other than payment or which imposes any obligation that restricts the operation of the business of any Trayport Company, or (C) which does not provide for a full release with regard to the matter that is settled; or

(xxii) agree, or commit to do, any of the foregoing.

(c) Notwithstanding anything in this Agreement to the contrary, (A) Sellers shall have the right to remove from any Trayport Company all Cash and Cash Equivalents in the manner as determined by Sellers (including by means of dividend, the creation or repayment of intercompany debt or otherwise) prior to the Closing Date and (B) nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of Sellers or the Trayport Companies prior to the Closing. Prior to the Closing, Sellers shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of the operations of the Trayport Companies.

(d) From the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, except as (A) contemplated or required by this Agreement, (B) required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Purchaser or any of its Affiliates, (C) as may be agreed in writing by Sellers (which consent shall not be unreasonably withheld, delayed or conditioned), or (D) as set forth in Section 6.1(d) of the Purchaser Disclosure Letter,

Purchaser agrees to, and to cause its Subsidiaries to, conduct their business in the Ordinary Course consistent with past practice, and to use their respective commercially reasonable efforts to preserve substantially intact the business organizations and relationships with all Governmental Authorities, customers, suppliers, business associates and others having material business dealings with the Purchaser and its Subsidiaries, in each case, in the Ordinary Course; provided, however, that no action by Purchaser or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.1(e) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(e) Except as (w) expressly contemplated or required by this Agreement, (x) required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Purchaser or any of its Affiliates, (y) as may be agreed in writing by Sellers (which consent shall not be unreasonably withheld, delayed or conditioned), or (z) as set forth in Section 6.1(e) of the Purchaser Disclosure Letter, Purchaser agrees not to, and to cause its Subsidiaries not to:

(i) declare, authorize, make or pay any dividend or other distribution with respect to the Purchaser Common Stock or other Securities of Purchaser, other than Purchaser’s regular quarterly dividend not to exceed $0.75 per share per quarter;

(ii) effect any recapitalization, reclassification or similar change in the capitalization of Purchaser;

(iii) adopt a plan or agreement of merger, consolidation, complete or partial liquidation or dissolution, restructuring, recapitalization or other reorganization of Purchaser; or

(iv) agree, or commit to do, any of the foregoing.

SECTION 6.2 Access and Confidentiality.

(a) From the date hereof until the earlier of the Closing and termination of this Agreement in accordance with its terms, subject to applicable Law, (i) Sellers shall, and shall cause the Trayport Companies to, permit Purchaser and its agents and representatives to have reasonable access, during regular business hours and upon reasonable advance notice for purposes reasonably consistent with this Agreement, to their respective properties, premises, facilities, employees and representatives and books and records of the Trayport Companies (and the Sellers, to the extent related to the Sale), and (ii) Sellers shall, and shall cause the Trayport Companies to, direct their respective employees, agents and representatives and shall cause their respective employees, agents and representatives, to cooperate fully with Purchaser and its agents and representatives to the extent related to the Sale; provided, however, that nothing herein shall obligate Sellers or their Affiliates to take any actions that would (A) unreasonably interrupt the normal course of their businesses or (B) result in any waiver of attorney-client privilege or violate any Laws or the terms of any Contract to which Sellers or their Affiliates is a party or to which any of their respective assets are subject; provided, however, that Sellers shall give notice to Purchaser of the fact that it is withholding information or documents pursuant to this clause (B) and Sellers shall use their reasonable best efforts to cause such information or documents to be provided in a manner that would not reasonably be expected to waive such privilege or result in such a violation. Purchaser shall comply, and shall cause its representatives to comply, with all safety, health and security rules applicable to the premises being visited. In each case, Purchaser and its agents and representatives shall comply with the confidentiality obligations contained herein.

(b) Each Party hereto shall preserve and keep all books and records and all information relating to the accounting, business and financial affairs that are retained by Sellers or their Affiliates or obtained by Purchaser hereunder, as the case may be, which information relates to the Trayport Companies prior to the Closing, for five (5) years after the Closing Date, or for any longer period as may be (i) required by any Governmental Authority or (ii) reasonably necessary with respect to the prosecution or defense of any legal action that is then pending or threatened or audit and with respect to which the requesting Party has notified the other Party as to the need to retain such books, records or information. Notwithstanding the foregoing provisions of this Section 6.2(b), the provisions of Article VIII shall govern the preservation, retention and sharing of Tax Returns and Tax work papers. After the Closing Date, Purchaser, on the one hand, and Sellers and GFI, on the other hand, shall, and shall cause their Affiliates, including in the case of Purchaser, the Trayport Companies, to permit the other Parties, their Affiliates and their representatives to have reasonable access to, and to inspect and copy, all materials referred to in this Section 6.2(b) and to meet with officers and employees of such other Parties on a mutually convenient basis during normal business hours to obtain explanations with respect to such materials, to obtain additional information in connection with the preparation of any financial statements or Tax Returns of such other Parties or their Affiliates.

(c) Confidentiality.

(i) All information provided or obtained in connection with the Sale (including pursuant to subsection (a) above) will be held by Purchaser in accordance with the Non-Disclosure Agreement, dated May 6, 2015, between Purchaser and GFI and amended on August 7, 2015 (as amended, the “Non-Disclosure Agreement”). In the event of a conflict or inconsistency between the terms of this Agreement and the Non-Disclosure Agreement, the terms of this Agreement will govern. GFI hereby assigns in part, effective as of Closing, to Purchaser or the Trayport Companies, as specified by Purchaser, the rights that GFI or its Affiliates may have under any other confidentiality agreements entered into with respect to any potential alternative transaction similar to the Sale, to the extent assignment is permitted thereby only to the extent that such rights relate to (i) the confidentiality obligations of the counterparty to such agreements with respect to the Trayport Companies and/or (ii) the non-solicitation and/or non-hire obligations of the counterparty to such agreements with respect to the Trayport Companies.

(ii) Each Seller acknowledges that the success of the Trayport Companies and the Business after the Closing depends upon the continued preservation of the confidentiality of certain information possessed by such Persons and their Affiliates, that the preservation of the confidentiality of such information by such Persons and their Affiliates is an essential premise of the bargain between Sellers and Purchaser, and that Purchaser would be unwilling to enter into this Agreement in the absence of this

Section 6.2(c)(ii). Accordingly, each Seller shall not, and shall procure that its representatives, Affiliates and Affiliates’ representatives will not, directly or indirectly, without the prior written consent of Purchaser, disclose to a third party, any information involving or relating to the Business or any Trayport Company; provided, that the information subject to this Section 6.2(c)(ii) will not include any information that (A) is or becomes generally available to the public other than as a result of a disclosure in violation hereof; (B) is or becomes available to such Person on a non-confidential basis from a source so long as such Person does not know or have reason to believe that the source was prohibited by a contractual, legal, or fiduciary obligation to any Trayport Company from disclosing such information; (C) is independently developed, conceived, or discovered by such Person; provided, further, that the provisions of this Section 6.2(c)(ii) will not prohibit any retention of copies of records or disclosure (I) required by any applicable Law so long as prior notice, when reasonably practicable, is given to Purchaser of such disclosure and a reasonable opportunity is afforded Purchaser to contest the same at Purchaser’s sole cost and expense (it being agreed that the disclosure of financial or other information regarding the Trayport Companies as required by GFI’s or BGCP’s public reporting obligations, shall not require any prior notice or right of Purchaser to contest); provided that if, in the absence of a protective order, GFI, each Seller, their Affiliates and their Affiliate’s representatives, as applicable, is, in the opinion of counsel (which may be internal counsel), compelled as a matter of law to disclose such information, such Person may disclose only that part of the information as required to be disclosed, (II) made in connection with the defense of any claim or enforcement of any right or remedy relating to this Agreement or the Sale, or (III) if requested by any Governmental Authority having jurisdiction over such Person or (D) relates to Sellers’ or any of their respective Affiliates’ status as a customer of the Business or becomes available to Sellers or any of their respective Affiliates in such person’s capacity as a customer of the Business.

SECTION 6.3 Efforts; Filings.

(a) Subject to the terms and conditions of this Agreement, each of GFI, Sellers and Purchaser shall use their reasonable best efforts to take, agree to take, or cause to be taken, any and all actions and to do, or cause to be done, any and all things necessary, proper or advisable under applicable Law or otherwise, including taking actions to avoid the imposition of an Order preventing or delaying the consummation of the Sale, so as to, as promptly as practicable, consummate the Sale, and each shall, and shall cause its respective Affiliates to, cooperate fully to that end. Subject to Section 6.2 and the Non-Disclosure Agreement, each Party shall (i) permit the other Parties to review and discuss in advance, and consider in good faith the views of the other Parties in connection with, any proposed written (or any material proposed oral) communication with any Governmental Authority regarding the Sale and (ii) promptly inform the other Parties (and if in writing, provide the other Parties or their counsel with copies of) all correspondence, filings and communications between the Party and any Governmental Authority regarding the Sale. The Parties may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties under this Section 6.3 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Sellers, as the case may be) or its legal counsel; provided, however, that materials provided pursuant to this Section 6.3 may be redacted (A) to remove references concerning the valuation of the Trayport Companies, (B) as necessary to comply with contractual arrangements, or (C) as necessary to address reasonable legal privilege concerns.

(b) Notwithstanding anything to the contrary in Section 6.3(a), Purchaser shall not be required to (and Sellers shall not and shall not permit the Trayport Companies to) (i) agree to sell, divest, hold separate, license or otherwise dispose of assets or businesses of Purchaser or its Subsidiaries or Affiliates (including the Trayport Companies) (each, a “Divestiture”) or (ii) otherwise take or commit to take actions (each, an “Action”) that after the Closing Date would limit the Purchaser’s or its Subsidiaries’ or Affiliates’ (including the Trayport Companies’) freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ (which term shall include the Trayport Companies) or Affiliates’ businesses, product lines or assets, in each case, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding that would otherwise have the effect of preventing or materially delaying the Closing; provided, however, that Purchaser shall be required to agree to such Divestitures or Actions pursuant to this Section 6.3, if such Divestitures or Actions (individually or in the aggregate) relate only to the Trayport Entities and would not be reasonably likely to reduce (A) the combined annual revenues of the Trayport Entities by twenty million ($20 million) or more or (B) the combined annual EBITDA of the Trayport Entities by ten million dollars ($10 million) or more, in each case in any twelve month period; provided, further, that the consummation of any such Divestiture or Action shall be contingent upon the consummation of the Sale. Notwithstanding anything in this Section 6.3, Purchaser shall not be required to initiate or defend any litigation with regard to any Order issued or requested by a Governmental Authority.

(c) No Party shall participate in any meeting with any Governmental Authority in connection with this Agreement (or make oral submissions at meetings or in telephone or other conversations) unless it consults with the other Parties in advance and, to the extent not prohibited by such Governmental Authority, gives the other Parties the opportunity to attend and participate thereat.

(d) Each of Sellers and Purchaser agrees to, and to cause their respective Affiliates to, use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, clearances, approvals and authorizations of all Governmental Authorities and other Persons necessary to consummate the Sale (or permit the Business to be operated in the same manner following the Sale) as promptly as practicable, in particular, each Party shall, and shall procure that its Subsidiaries and Affiliates (including the Trayport Companies) will, as promptly as practicable, provide the other Parties all such assistance and information as may reasonably be required. In furtherance and not in limitation of the foregoing, (i) each of Sellers and Purchaser agree to make an appropriate filing of a Notification and Report Form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”) with respect to Sellers’ receipt of the Aggregate Share Consideration as promptly as practicable, and in any event within ten (10) Business Days after the execution of this Agreement, and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (the “HSR Approval”) as soon as practicable, and (ii) Purchaser agrees to submit advanced draft notifications with any applicable Governmental Authority listed in Section 6.3(d) of the Purchaser Disclosure Letter as promptly as practicable, and in any event within ten (10) Business Days after the execution of this Agreement. If the Parties receive any request for information or documentary materials from any Governmental Authority, the Parties will use their respective reasonable best efforts to respond to such request as promptly as possible and counsel for the Parties will reasonably cooperate during the entirety of any such process. Purchaser shall be responsible for all filing fees under the HSR Act and other Regulatory Laws applicable to the transactions contemplated by this Agreement.

(e) Purchaser shall not, and shall not permit any of its Subsidiaries or Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or take any other action if the entering into of a definitive agreement relating to the consummation of such acquisition, merger, consolidation or other action could reasonably be expected to (i) impose any significant delay in the obtaining of or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Sale or the expiration or termination of any applicable waiting period, (ii) significantly increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Sale, (iii) significantly increase the risk of not being able to remove any such order on appeal or otherwise, or (iv) significantly delay or prevent the consummation of the Sale.

SECTION 6.4 Non-Competition.

(a) From the Closing Date until the two-year anniversary thereof, without the prior written consent of Purchaser, and subject to Section 6.4(b), Sellers shall not, and shall procure that their Subsidiaries will not, directly or indirectly, own, control, manage or operate any business that provides software (and related support, hosting and maintenance) to operate trading networks connecting brokers, traders and/or exchanges for the power, natural gas, coal, emissions, freight, oil and iron ore markets in Europe, in each case substantially as conducted at Closing by the Trayport Companies (a “Competing Business”).

(b) Nothing in Section 6.4(a) shall preclude Sellers or any of their Affiliates from:

(i) collectively owning ten percent (10%) or less of the outstanding securities of any Person;

(ii) acquiring and, after such acquisition, owning an interest in any Person (or its successor) that, together with its Subsidiaries, is engaged, directly or indirectly, in a Competing Business if such Competing Business generated less than ten percent (10%) of such Person’s consolidated annual revenues in the last completed fiscal year of such Person;

(iii) acquiring and, after such acquisition, owning an interest in any Person (or its successor) that, together with its Subsidiaries, is engaged, directly or indirectly, in a Competing Business if such Competing Business generated more than ten percent (10%), but less than twenty percent (20%), of such Person’s consolidated annual revenues in the last completed fiscal year of such Person; provided that Sellers shall enter into a definitive agreement to cause the divestiture of the Competing Business within one (1) year after the consummation of such acquisition and has completed such disposition within eighteen (18) months of the date of such definitive agreement (the “Divestiture Period”); provided, further, that if such divestiture has not been consummated due to (x) any applicable waiting period (including extension thereof) applicable to such divestiture under any Regulatory Law, or under any other applicable Law not having expired or been terminated, or (y) the failure to procure or obtain any required governmental or regulatory consents, approvals, permits or authorizations applicable to such divestiture, then the Divestiture Period will automatically be extended so that it expires one (1) week following the later of the expiration or termination of such waiting period and the procurement or obtainment of such consents, approvals, permits and authorizations; provided that in no event shall the Divestiture Period extend beyond thirty (30) months following the acquisition of the Competing Business;

(iv) engaging in any activity that constitutes an immaterial, or non-recurring inadvertent, breach or violation of its obligations pursuant to Section 6.4(a); provided that, upon receiving notice of any such breach, the breaching party promptly ceases the activity causing such breach; and

(v) directly or indirectly, conducting or engaging in any brokerage business, trading business and/or an exchange, or owning, controlling, managing or operating any business that such Person (other than the Trayport Companies) owns, controls, manages or operates as of the date hereof.

(c) GFI and Sellers acknowledge and agree that the remedy at law for any breach, or threatened breach, of any of the provisions of Section 6.4(a) will be inadequate, and, accordingly, Sellers hereby acknowledge and agree that Purchaser shall be entitled to equitable relief, including injunctive relief, and to the remedy of specific performance with respect to any breach or threatened breach of Section 6.4(a).

(d) Sellers and Purchaser agree that the terms of the covenants in Section 6.4(a), as modified by Section 6.4(b) are fair and reasonable with respect to their duration, geographical area and scope, including in light of Purchaser’s plans for the Trayport Companies, are necessary to protect the value of the Trayport Companies (including the goodwill related thereto) and were a material and necessary inducement for Purchaser and Sellers to agree to the Sale. If any provision contained in Section 6.4(a), as modified by Section 6.4(b) shall be determined by any court of competent jurisdiction or any Governmental Authority to be unenforceable for any reason whatsoever (including in relation to duration, geographic area or the scope of the activities covered thereby), then the Parties agree that the maximum subject matter, duration, scope, geographic area or other restrictions deemed reasonable under such circumstances by such court shall be substituted for the stated subject matter, duration, scope, geographic area or other restrictions, with it being specifically acknowledged and agreed by Purchaser, GFI and Sellers that it is their continuing desire that each covenant in Section 6.4(a), as modified by Section 6.4(b), be enforced to the full extent of its terms and conditions.

(e) Notwithstanding anything herein to the contrary, Sellers’ ownership of shares of Purchaser Common Stock shall not constitute a breach of this Section 6.4.

SECTION 6.5 Further Assurances. After the Closing Date, each of GFI and Sellers and Purchaser shall use their commercially reasonable efforts from time to time to do, make, execute and deliver, or cause to be done, made, executed and delivered, at the reasonable request of the other Party, such further acts, assurances, additional documents and instruments (including any assignments, bills of sale, assumption agreements, consents and other similar instruments in addition to those required by this Agreement) as may be reasonably required to give effect to this Agreement and the transactions contemplated hereby, and to provide whatever documents or other evidence of ownership as may be reasonably requested by Purchaser to confirm Purchaser’s ownership of the Trayport Companies.

SECTION 6.6 Intercompany Agreements; Intercompany Accounts.

(a) Except as set forth in Section 6.6 of the Sellers Disclosure Letter or as otherwise expressly set forth in this Agreement or the Related Agreements, GFI and Sellers shall, and shall cause their respective Affiliates to, immediately prior to the Closing, execute and deliver such releases, termination agreements and discharges (in forms reasonably acceptable to Purchaser) as are necessary to release and discharge each Trayport Company from any and all Liabilities owed to GFI, any Seller or any Affiliate thereof (other than any Trayport Company). In addition, GFI and Sellers shall, and shall cause their respective Affiliates to, immediately prior to the Closing, execute and deliver such releases, termination agreements and discharges (in a form reasonably acceptable to Purchaser) as are necessary to (i) release and discharge GFI, each Seller and each Affiliate thereof (other than the Trayport Companies) from any and all obligations owed to any Trayport Company that is set forth on Section 6.6 of the Sellers Disclosure Letter and (iii) terminate all arrangements, commitments, contracts and understandings among any Seller and any Affiliate, on the one hand, and any Trayport Company, on the other hand that is set forth on Section 6.6 of the Sellers Disclosure Letter.

(b) On or prior to the Closing Date, all intercompany accounts between any Seller and/or any of its Subsidiaries (other than any Trayport Company), on the one hand, and any Trayport Company, on the other hand, shall be settled or otherwise eliminated (other than intercompany accounts that (i) constitute ordinary course trade payables and receivables, (ii) arise out of services performed within ninety (90) days prior to the Closing pursuant to Contracts identified in Section 4.15(a)(xiv) of the Sellers Disclosure Letter, (iii) have not been invoiced as of the Closing Date and (iv) do not, in the aggregate, exceed one million dollars ($1,000,000), which shall remain outstanding in accordance with their terms). Intercompany accounts between and among the Trayport Companies shall not be affected by this provision.

SECTION 6.7 Employee Matters

(a) For the one year period following the Closing Date, Purchaser will provide, or cause one of its Affiliates to provide, each Business Employee who is employed as of the

Closing (each a “Continuing Employee”), for so long as he/she remains employed with Purchaser or one of its Affiliates (including any Trayport Company) during such one year period, with (A) base salary at least equal to the base salary provided to the Continuing Employees immediately prior to the Closing and (B) benefits (other than equity compensation or defined benefit pension benefits) that, taken as a whole, are comparable in the aggregate to those provided to Continuing Employees immediately prior to the Closing.

(b) Except to the extent necessary to avoid the duplication of benefits, Purchaser shall recognize the service of each Continuing Employee with any Trayport Company before the Closing Date as if such service had been performed with Purchaser or its Affiliates (i) for all purposes under the Company Benefit Plans maintained by Purchaser or its Affiliates after the Closing Date (to the extent such plans, programs, or agreements are delivered to Continuing Employees), (ii) for purposes of eligibility and vesting under any employee benefit plans and programs of Purchaser or its Affiliates other than the Company Benefit Plans (the “New Benefit Plans”) in which the Continuing Employee participates after the Effective Time, and (iii) for benefit accrual purposes under any New Benefit Plan that is a vacation or severance plan in which the Continuing Employee participates after the Closing Date.

(c) With respect to any welfare plan maintained by Purchaser or its Affiliates in which Continuing Employees are eligible to participate after the Closing, Purchaser and its Affiliates shall use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans maintained by the Trayport Companies prior to the Closing and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Closing in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(d) Prior to the Closing, the Trayport Companies shall fully comply with all notice, consultation, collective bargaining or other bargaining obligations, if any, to any labor union, labor organization, works council or group of employees, workers and/or consultants to the Trayport Companies in connection with the Sale.

(e) Notwithstanding anything in this Section 6.7 to the contrary, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any Company Benefit Plan or any employee benefit plan of Purchaser or its Affiliates, or shall limit the right of Purchaser or its Affiliates to amend, terminate or otherwise modify any such Company Benefit Plan or employee benefit plan of Purchaser or its Affiliates following the Closing in accordance with the terms and conditions of such plans. If (i) a party other than the parties hereto makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any such plan, and (ii) such provision is deemed to be an amendment to such plan even though not explicitly designated as such in this Agreement, then, solely with respect to such plan, such provision shall lapse retroactively and shall have no amendatory effect with respect thereto. The parties hereto acknowledge and agree that all provisions contained in this Section 6.7 are included for the sole benefit of the parties hereto, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (A) in any other Person, including, without limitation, any Continuing

Employee, any participant in any Company Benefit Plan or any employee benefit plan of Purchaser or its Affiliates, or any dependent or beneficiary thereof, or (B) to continued employment with Purchaser or any of its Affiliates.

SECTION 6.8 Directors’ and Officers’ Indemnification and Insurance.

(a) For a period of six (6) years from and after the Closing, the Trayport Companies shall indemnify and hold harmless, and provide advancement of expenses to, all past and present directors and officers of any Trayport Company as of the date hereof and anyone who becomes a director or officer of any Trayport Company during the period from the date of this Agreement through the Closing (in such capacities) (the “D&O Indemnified Persons”) for all acts and omissions occurring at or prior to the Closing to the same extent such D&O Indemnified Persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Trayport Companies pursuant to the organizational documents of any applicable Trayport Company as in existence on the date hereof, in each case, to the fullest extent that such indemnification and advancement is permitted by applicable Law. Purchaser shall cause the organizational documents of the Trayport Companies to contain provisions with respect to indemnification, advancement of expenses and limitation of director and officer liability that are no less favorable to the D&O Indemnified Persons with respect to acts or omission occurring at or prior to the Closing than those set forth in the organizational documents of the Trayport Companies as of the date of this Agreement, which provisions thereafter shall, subject to applicable Law, not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any D&O Indemnified Persons for a period of six (6) years from and after the Closing. From and after the Closing, Purchaser shall cause the Trayport Companies to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.8.

(b) Prior to the Closing, Sellers shall, or if Sellers are unable to, Purchaser shall cause the Trayport Companies as of or following the Closing to, purchase a six (6) year prepaid “tail” policy covering those persons covered by the current policies of directors’ and officers’, employed lawyers’ liability insurance and fiduciary liability insurance maintained by the Trayport Companies with respect to claims arising from facts or events that occurred on or before the Closing (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) (the “D&O Insurance”); provided that the Trayport Companies shall not pay, and the Trayport Companies shall not be required to pay, for such “tail” policy more than 300% of the current annual premium paid by the Trayport Companies for such D&O Insurance. If such D&O Insurance has been obtained by Sellers or the Trayport Companies prior to the Closing, Purchaser shall cause such D&O Insurance to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Trayport Companies. If Sellers or the Trayport Companies shall for any reason fail to obtain such “tail” policy, the Trayport Companies or Purchaser shall maintain for a period of six years after the Closing such D&O Insurance (provided that the Trayport Companies or Purchaser (or any successor) may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured); provided that in no event shall the Trayport Companies or Purchaser be required to pay in any one year more than 200% of the current annual premium paid by the Trayport Companies for such D&O Insurance; provided, further, that if the annual premiums of such D&O Insurance exceed such amount, the Trayport Companies or Purchaser shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Purchaser, the Trayport Companies or any of its or their successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or other entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Purchaser or the Trayport Companies, as the case may be, shall assume all of the obligations set forth in this Section 6.8.

(d) The obligations of Purchaser, the Trayport Companies and any successors thereto under this Section 6.8 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Person to whom this Section 6.8 applies without the consent of such affected D&O Indemnified Person (it being expressly agreed that the D&O Indemnified Persons to whom this Section 6.8 applies shall be third party beneficiaries of this Section 6.8).

SECTION 6.9 Guarantees; Commitments.

(a) Purchaser shall use its commercially reasonable efforts to promptly substitute itself or have one of its Affiliates to be substituted for Sellers and any of their Affiliates, and for Sellers and any of their Affiliates to be released, effective as of the Closing, in respect of all obligations of Sellers and any of their Affiliates under the London Lease and any guarantees, indemnities and letters of credit entered into by Sellers or their Affiliates in the Ordinary Course after the date of this Agreement and to the extent such guarantees, indemnities and letters of credit secure any obligation of the Trayport Companies (collectively, the “Downstream Guarantees”).

(b) Sellers shall use their commercially reasonable efforts to promptly substitute themselves or have one of their Affiliates be substituted for the Trayport Companies, and for the Trayport Companies to be released, effective as of the Closing, in respect of all obligations of Trayport Companies under any guarantees, indemnities and letters of credit entered into by a Trayport Company and securing any obligation of a Seller or one of its Affiliates (other than the Trayport Companies) (collectively, the “Upstream Guarantees”).

(c) If, as of the Closing, Purchaser or one of its Affiliates shall not have substituted itself for Sellers and any of their Affiliates under, and caused Sellers and their Affiliates to be released from, any Downstream Guarantee, (i) Purchaser shall continue to use commercially reasonable efforts to cause itself or one of its Affiliates to be substituted for Sellers and any of their Affiliates, and for Sellers and any of their Affiliates to be released, in respect of all obligations of Sellers and any of their respective Affiliates under any Downstream Guarantee and (ii) Purchaser shall indemnify and hold harmless Sellers and their Affiliates against any Damages that Sellers or any of their Affiliates suffer, incur or are liable for by reason of or arising out of or in consequence of such Downstream Guarantee.

(d) If, as of the Closing, Sellers or one of their respective Affiliates shall not have substituted themselves for the Trayport Companies under, and caused Sellers and their Affiliates to be released from, any Upstream Guarantee, (i) Sellers shall continue to use commercially reasonable efforts to cause themselves or one of their respective Affiliates to be substituted for the Trayport Companies, and for the Trayport Companies to be released, in respect of all obligations of the Trayport Companies under any Upstream Guarantee and (ii) Sellers shall indemnify and hold harmless the Trayport Companies against any Damages that the Trayport Companies suffer, incur or are liable for by reason of or arising out of or in consequence of such Upstream Guarantee.

SECTION 6.10 Preservation of Privilege. Recognizing that Wachtell, Lipton, Rosen & Katz (“WLRK”) has acted as legal counsel to Sellers and their Affiliates (including the Trayport Companies) in connection with the negotiation, execution and delivery of this Agreement and the consummation of the Sale (the “Pre-Closing Representation”), and that WLRK intends to or may continue to act as legal counsel to Sellers and their Affiliates after the Closing (which Affiliates shall not include the Trayport Companies after the Closing), the Parties hereby agree that after the Closing any attorney-client privilege attaching to communications between Sellers, Sellers’ Affiliates or the Trayport Companies, on the one hand, and WLRK, on the other hand, to the extent such communications relate to the Pre-Closing Representation, shall belong to and be controlled by the Sellers, and following the Closing, none of Purchaser nor its Affiliates (which Affiliates shall include the Trayport Companies after the Closing) shall knowingly access any such privileged communications.

SECTION 6.11 Exclusivity. From the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with its terms, Sellers shall not, and Sellers shall procure that their representatives, Affiliates (including the Trayport Companies) and Affiliates’ representatives will not, directly or indirectly: (a) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to, or enter into or consummate any transaction relating to, the acquisition of any Securities in the Trayport Companies or any merger, recapitalization, share exchange, sale of all or substantially all of the Trayport Companies’ assets (other than sales of inventory in the Ordinary Course) or any similar transaction or any other alternative to the Sale or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner, any effort or attempt by any Person to do or seek any of the foregoing. GFI and Sellers shall, and shall cause their Affiliates and their and their Affiliates’ representatives, to immediately discontinue any conduct that would if continued after the date hereof violate any aspect of the immediately preceding sentence.

SECTION 6.12 No Purchaser Stockholder Approval. Purchaser shall not take any action that would cause the vote of the holders of any class or series of capital stock or other equity interests of Purchaser to be necessary to adopt this Agreement or to consummate any of the transactions contemplated by this Agreement, including the issuance of the shares of Purchaser Common Stock to be issued to Sellers.

SECTION 6.13 Listing. Purchaser shall promptly prepare and submit to the New York Stock Exchange a listing application covering the shares of Purchaser Common Stock issuable to Sellers pursuant to this Agreement and shall use reasonable best efforts to obtain, prior to the Closing Date, approval of the listing of such Purchaser Common Stock, subject to official notice of issuance, and Sellers shall reasonably cooperate with Purchaser with respect to such listing.

SECTION 6.14 U.K. Equity Interests. Effective as of and conditioned upon the Closing, except as otherwise expressly set forth herein, Sellers hereby waive, and agree not to exercise or assert, (a) any and all rights such Sellers have attached or accruing to the U.K. Equity Interests, including the right to receive all dividends, distributions or any return of capital declared, paid or made by GFI TP Ltd. on or after the Closing, and (b) any and all rights of pre-emption over any of the U.K. Equity Interests conferred upon them by the articles of association of GFI TP Ltd.

ARTICLE VII

CONDITIONS PRECEDENT

SECTION 7.1 Conditions of All Parties to Closing. The respective obligations of each Party hereunder to consummate the Sale shall be subject to the fulfillment (or, if legally permissible, mutual waiver by Sellers and Purchaser), prior to or at the Closing, of the following condition:

(a) No Injunction. No Order that prohibits the consummation of the Sale shall have been entered and shall continue to be in effect.

(b) Regulatory Approvals. All consents, approvals, non-disapprovals and other authorizations of any Governmental Authority set forth in Section 7.1(b) of the Purchaser Disclosure Letter (the “Regulatory Approvals”) shall have been obtained.

SECTION 7.2 Conditions to Obligations of Purchaser to Close. Purchaser’s obligation to effect the Sale is subject to the satisfaction (or waiver by Purchaser in its sole discretion), prior to or at the Closing, of each of the following conditions:

(a) (i) The representations and warranties of Sellers contained in Section 4.3(a) shall be true and correct except for any de minimis inaccuracies as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, (ii) the representations and warranties of Sellers contained in Section 4.1(a), Section 4.3(b), Section 4.3(c) and Section 4.4 (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or similar materiality qualifiers set forth therein) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date and (iii) the other representations and warranties of Sellers contained in Article IV shall be true and correct (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or similar materiality qualifiers set forth therein) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date shall be true and correct only as of such particular date), except in the case of this clause (iii), where the failure to be so true and correct would not have, and would not reasonably be expected to have, a Business Material Adverse Effect.

(b) The covenants and agreements of Sellers and GFI to be complied with on or prior to the Closing pursuant to the terms of this Agreement shall have been complied with in all material respects.

(c) Purchaser shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of each Seller by an appropriate executive officer of such Seller certifying that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) Purchaser shall have received at the Closing all of the items listed in Section 3.4.

(e) Since the date of this Agreement, no events, occurrences, changes, facts, conditions or effects have occurred or arisen that, individually or in the aggregate, have resulted in or would reasonably be expected to result in a Business Material Adverse Effect.

SECTION 7.3 Conditions to Obligations of Sellers to Close. The obligation of Sellers to effect the Sale is subject to the satisfaction (or waiver by Sellers), prior to or at the Closing, of each of the following conditions:

(a) (i) The representations and warranties of Purchaser contained in Section 5.1(a), Section 5.2 and Section 5.8 (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or similar materiality qualifiers set forth therein) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date and (ii) the other representations and warranties of Purchaser contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or similar materiality qualifiers set forth therein) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date), except where the failure to be so true and correct would not have, and would not reasonably be expected to have, a Purchaser Material Adverse Effect.

(b) The covenants and agreements of Purchaser to be complied with on or prior to Closing pursuant to the terms of this Agreement shall have been complied with in all material respects.

(c) Sellers shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of Purchaser by an appropriate executive officer of Purchaser certifying that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d) Sellers shall have received at the Closing all of the items listed in Section 3.5.

(e) Since the date of this Agreement, no events, occurrences, changes, facts, conditions or effects have occurred or arisen that, individually or in the aggregate, have resulted in or would reasonably be expected to result in a Purchaser Material Adverse Effect.

(f) The Purchaser Common Stock issuable to Sellers pursuant to this Agreement shall have been authorized for listing on the New York Stock Exchange upon official notice of issuance.

ARTICLE VIII

TAX MATTERS

SECTION 8.1 Tax Indemnification.

(a) Except to the extent specifically reflected as a Tax liability in the determination of the Closing Working Capital, each Seller jointly and severally covenants to pay or cause to be paid an amount equal to, or shall be liable for, and shall indemnify, defend and hold Purchaser and its Affiliates (including the Trayport Companies after the Closing Date) harmless from and against (i) any liability for Excluded Taxes, including any reasonable out-of-pocket fees, costs and expenses of any outside attorneys, accountants or other external tax advisors with respect to any Excluded Taxes, and (ii) any and all Damages incurred by Purchaser or any of its Affiliates to the extent arising out of or resulting from the breach of an agreement or covenant made in this Article VIII by Sellers.

(b) Purchaser covenants to pay or cause to be paid an amount equal to, or shall be liable for, and shall indemnify, defend and hold Sellers and their Affiliates harmless from and against (i) any and all liabilities for Taxes with respect to the Trayport Companies other than Excluded Taxes that are the responsibility of Sellers under Section 8.1(a), including any reasonable out-of-pocket fees, costs and expenses of any outside attorneys, accountants or other external tax advisors with respect thereto (ii) any and all Damages incurred by Sellers or any of their Affiliates to the extent arising out of or resulting from the breach of an agreement or covenant made in this Article VIII by Purchaser and (iii) Released Tax Claims.

(c) Payment in full of any amount due from Sellers or Purchaser under this Section 8.1 shall be made to the affected party in immediately available funds at least five (5) Business Days before the date payment of the Taxes to which such payment relates is due, or, if no Tax is payable, within fifteen (15) days after written demand is made for such payment.

SECTION 8.2 Preparation and Filing of Tax Returns.

(a) Sellers shall timely prepare or shall cause to be timely prepared (i) any combined, consolidated or unitary Tax Return that includes Sellers or any of their Affiliates and (ii) any Tax Return of any Trayport Company for any taxable period that ends on or before the Closing Date. Subject to Section 8.5, Sellers shall deliver to Purchaser for its review, comment and approval (which approval shall not be unreasonably withheld) a copy of such proposed Tax Return (i) in the case of Tax Returns prepared no more frequently than on a quarterly basis, at least ten (10) Business Days prior to the due date (giving effect to any validly obtained extension thereof) and (ii) in the case of Tax Returns prepared more frequently than on a quarterly basis, at least five (5) Business Days prior to the due date thereof (giving effect to any validly obtained extension thereof). Sellers shall timely file or shall cause to be timely filed any Tax Return described in clause (i) and shall deliver to Purchaser, and Purchaser shall timely file or cause to be timely filed in the manner prepared by Sellers, any Tax Returns described in clause (ii). Except to the extent specifically reflected as a Tax liability in the determination of the Closing Working Capital, Sellers shall pay, or cause to be paid, to the appropriate Taxing Authority any amounts shown as due on the Tax Returns described in this Section 8.2(a) that are the responsibility of the Sellers under Section 8.1.

(b) Purchaser shall, except to the extent that such Tax Returns are the responsibility of Sellers under Section 8.2(a), timely prepare and file or shall cause to be timely prepared and filed all Tax Returns with respect to any Trayport Company,

(c) For any Straddle Period Tax Return of any Trayport Company that is the responsibility of Purchaser under Section 8.2(a), Purchaser shall deliver to Sellers for their review, comment and approval (which approval shall not be unreasonably withheld) a copy of such proposed Tax Return (accompanied by an allocation between the Pre-Closing Period and the Post-Closing Period of the Taxes shown to be due on such Tax Return) (i) in the case of Tax Returns prepared no more frequently than on a quarterly basis, at least twenty (20) Business Days prior to the due date (giving effect to any validly obtained extension thereof) and (ii) in the case of Tax Returns prepared more frequently than on a quarterly basis, at least five (5) Business Days prior to the due date thereof (giving effect to any validly obtained extension thereof). Sellers shall pay to Purchaser the amount of Excluded Taxes shown as due on such Tax Returns within five (5) Business Days of the due date of such Tax Returns.

(d) Except to the extent required by applicable Law, Purchaser shall not amend, and shall cause its Subsidiaries not to amend, any Tax Return of any Trayport Company for any Pre-Closing Period or for any Straddle Period without the consent of Sellers, which consent shall not be unreasonably withheld, conditioned or delayed.

SECTION 8.3 Refunds, Credits and Carrybacks.

(a) Subject to Section 8.3(c), Sellers shall be entitled to any refunds or credits of or against any Excluded Taxes actually received by the Purchaser or the Trayport Companies, net of any Taxes or other reasonable out-of-pocket fees, costs and expenses of any outside attorneys, accountants or external other tax advisors with respect to any such refunds or credits, except to the extent such refund or credit is reflected in the determination of Closing Working Capital. Any such Tax refunds or credits for a Straddle Period shall be apportioned between the Pre-Closing Period and the Post-Closing Period pursuant to the principles described in the definition of Excluded Taxes for allocating Taxes with respect to a Straddle Period. Purchaser shall be entitled to any refunds or credits of or against any Taxes other than refunds or credits of or against Excluded Taxes that are described in the first sentence of this Section 8.3(a).

(b) Purchaser shall, and shall cause the Trayport Companies to, promptly forward to Sellers or to reimburse Sellers for any refunds or credits due Sellers (pursuant to the terms of this Article VIII) after receipt thereof, and Sellers shall promptly forward to Purchaser or reimburse Purchaser for any refunds or credits due Purchaser (pursuant to the terms of this Article VIII) after receipt thereof.

(c) Purchaser agrees that, to the extent permitted by law, none of the Trayport Companies shall elect to carry back any item of loss, deduction or credit which arises in any taxable period ending on or after the Closing Date (“Subsequent Loss”) into any taxable period ending before the Closing Date. If a Subsequent Loss is carried back into any taxable period ending on or before the Closing Date, (i) Sellers shall be entitled to any refund of Taxes realized as a result thereof to the extent such Subsequent Loss relates to or affects any Excluded Taxes or that is carried back to a Seller Group Tax Return and (ii) Purchaser shall be entitled to any other refund of Taxes resulting from such Subsequent Loss.

SECTION 8.4 Tax Contests.

(a) If any Taxing Authority asserts a Tax Claim, then the Party hereto first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other Party or Parties hereto; provided, however, that the failure of such Party to give such prompt notice shall not relieve the other Party of any of its obligations under this Article VIII, except to the extent that the other Party is actually prejudiced thereby. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority.

(b) Sellers shall have the right to control, at their own expense, any audit, examination, contest, litigation or other proceeding by or against any Taxing Authority (a “Tax Proceeding”) in respect of any Trayport Company that relates solely to a taxable period that ends on or before the Closing Date; provided, however, that (i) Sellers shall provide Purchaser with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) Sellers shall consult with Purchaser and offer Purchaser an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iii) Sellers shall defend such Tax Proceeding diligently and in good faith as if they were the only party in interest in connection with such Tax Proceeding, (iv) Purchaser shall be entitled to participate, at its own expense, in such Tax Proceeding and receive copies of any written materials relating to such Tax Proceeding received from the relevant Taxing Authority, and (v) Sellers shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Purchaser, which consent shall not be unreasonably withheld.

(c) In the case of a Tax Proceeding for a Straddle Period of any Trayport Company, the Controlling Party shall have the right to control, at its own expense, such Tax Proceeding; provided, however, that (i) the Controlling Party shall provide the Non-controlling Party with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) the Controlling Party shall consult with the Non-controlling Party and offer the Non-controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iii) the Controlling Party shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (iv) the Non-controlling Party shall be entitled to participate in such Tax Proceeding, at its own expense, if such Tax Proceeding could have an adverse impact on the Non-controlling Party or any of its Affiliates, and (v) the Controlling Party shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent, which consent shall not be unreasonably withheld, of the Non-controlling Party if such settlement, compromise or abandonment could have an adverse impact on the Non-controlling

Party or any of its Affiliates. “Controlling Party” shall mean whichever of Sellers or Purchaser is reasonably expected to bear the greater Tax liability in connection with a Straddle Period Tax Proceeding, and “Non-controlling Party” shall mean whichever of Sellers or Purchaser is not the Controlling Party with respect to such Straddle Period Tax Proceeding.

(d) Purchaser shall have the right to control, at its own expense, any Tax Proceeding involving any Trayport Company (other than any Tax Proceeding described in Section 8.4(b) or (c)).

SECTION 8.5 Sellers Consolidated Returns. Notwithstanding any other provision of this Agreement, (a) Sellers shall, subject to this Section 8.5, be entitled to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to any consolidated, combined or unitary Tax Return that includes Sellers and (b) Sellers shall not be required to provide any Person with any consolidated, combined or unitary Tax Return or copy thereof that includes Sellers; provided, however, that to the extent that such Tax Returns would be required to be delivered to Purchaser and would be subject to Purchaser’s review and approval pursuant to this Agreement but for this Section 8.5, the Person that would be required to deliver such Tax Returns shall instead deliver pro forma Tax Returns relating solely to the relevant Trayport Company and allow Purchaser to review and approve such pro forma Tax Returns (such approval not to be unreasonably withheld), and Sellers shall reflect Purchaser’s reasonable comments to such pro forma Tax Returns on the Tax Returns actually filed with Taxing Authorities.

SECTION 8.6 Cooperation. Each Party hereto shall, and shall cause its Affiliates to, provide to the other Party hereto such cooperation, documentation and information as either of them reasonably may request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation under this Article VIII or a right to refund of Taxes, (iii) conducting any Tax Proceeding, or (iv) determining an allocation of Taxes between a Pre-Closing Period and Post-Closing Period. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such Party may possess. Each Party will retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the later of (A) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate or (B) ten years following the due date (without extension) for such Tax Returns. Thereafter, the Party holding such Tax Returns or other documents may dispose of them after offering the other Party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other Party’s own expense. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.

SECTION 8.7 Tax Sharing Agreements. Anything in this Agreement or any other agreement to the contrary notwithstanding, all liabilities and obligations (i) between Sellers or any of their Affiliates (other than the Trayport Companies) on the one hand and the Trayport

Companies on the other hand, or (ii) at the request of Purchaser, between any of the Trayport Companies under any Tax allocation or Tax sharing agreement in effect prior to the Closing Date (other than this Agreement) shall cease and terminate as of the Closing Date as to all past, present and future taxable periods, and the Trayport Companies shall thereafter not be bound thereby or have any liability thereunder and all powers of attorney of the Trayport Companies with respect to Taxes shall be terminated as of the Closing Date and shall be of no further force of effect.

SECTION 8.8 Timing Differences.

(a) Purchaser agrees that if as the result of any audit adjustment (or adjustment in any other Tax Proceeding) made with respect to any Tax Item by any Taxing Authority with respect to Taxes for which Sellers are liable or responsible (and which liability is actually satisfied by the Sellers), Purchaser, the Trayport Companies or any of their respective Subsidiaries or Affiliates receives a Tax Benefit, then Purchaser shall pay to Sellers the amount of such Tax Benefit within fifteen (15) days of filing the Tax Return in which such Tax Benefit is actually realized or utilized.

(b) Sellers shall be entitled to any Tax Benefit arising from any deduction arising in respect of any Trayport Transaction Expenses that are borne or paid by Sellers, and Purchaser acknowledges and agrees that it will pay Sellers the amount of any Tax Benefit that results from such deduction on a Tax Return of Purchaser or any of its Affiliates (including the Trayport Companies) when such Tax Benefit is actually realized or utilized.

SECTION 8.9 Coordination. Claims for indemnification with respect to Taxes shall be governed by this Article VIII and Section 10.8 (but not by any other provision of Article X, unless explicitly provided for in this Article VIII).

SECTION 8.10 Tax Treatment of Payments. Sellers, Purchaser and their respective Affiliates shall treat any and all payments under this Agreement (including for breach of warranty or representation) as an adjustment to the Closing Payment for Tax purposes unless they are required to treat such payments otherwise by applicable Tax Laws. Accordingly, any reference in this Agreement to an indemnity in respect of a liability for the Trayport Entities (or their Subsidiaries) or any obligation of the Parties to make a payment in respect of the Trayport Entities (or their Subsidiaries) shall be construed as a reference to a covenant by Seller (for itself and on behalf of its Affiliates) to pay Purchaser (for itself and on behalf of its Affiliates) an amount equal to such liability or payment.

SECTION 8.11 Sales and Transfer Taxes. Purchaser shall pay and be responsible for all sales, use, value-added, business, goods and services, transfer, stamp duty (including UK stamp duty), documentary, conveyancing or similar taxes or expenses that may be imposed as a result of the Sale, together with any and all penalties, interest and additions to tax with respect thereto (“Transfer Taxes”), and Sellers and Purchaser shall cooperate in timely making all filings, returns, reports and forms as may be required to comply with the provisions of such Tax Laws.

SECTION 8.12 Released Tax Claims.

(a) Purchaser hereby acknowledges that GFI was party to (i) that certain Share Purchase Agreement, dated as of January 31, 2008, by and among, Alan Deller, Elliot Piggott, Edmund Hor, Michael Imperato and Richard Fisher (collectively, the “2008 Sellers”) and GFI for the sale and purchase of shares held in Trayport Limited (the “2008 SPA”) and (ii) that certain Tax Deed of Covenant, dated as of January 31, 2008 (the “Tax Deed”) pursuant to which the 2008 Sellers agreed to pay to amounts equal to certain future tax liabilities payable by Trayport Limited and its subsidiaries, including the Released Tax Claims.

(b) GFI and Sellers hereby assign and convey to Purchaser, effective as of the later of (i) Closing and (ii) the execution and delivery of all parties thereto of the Deed of Substitution, in accordance with the terms of the Deed of Substitution, any and all claims and rights with respect to the Released Tax Claims under the 2008 SPA and the Tax Deed.

(c) Purchaser hereby acknowledges and agrees, on behalf of itself and its Affiliates, from and after the effective time of the assignment pursuant to Section 8.12(b), that neither Purchaser nor any of its Affiliates shall be entitled to or receive any indemnity (under this Agreement or otherwise), recovery or payment from GFI or Sellers in respect of the Released Tax Claims, and Purchaser and its Affiliates shall only seek recovery from the 2008 Sellers for such matters. Further, Purchaser, on behalf of itself and its Affiliates, hereby waives, releases, forever discharges, and agrees not to sue GFI and the Sellers, or any of their respective equity holders, former equity holders, Affiliates, related entities, or subsidiaries, and their respective members, partners, directors, officers, agents, employees, attorneys, and the predecessors, successors, and assigns of each of them (collectively, the “Released Parties”) with respect to any claims or causes of action, whether known or unknown, that Purchaser and its Affiliates now has, ever had, or will ever have or may allege to have, against the Released Parties for or related in any way to the Released Tax Claims.

SECTION 8.13 Section 338(h)(10) Election. Seller shall cause the common parent of the consolidated group that includes Trayport Inc. for U.S. federal income tax purposes as of the Closing to join with Purchaser and Trayport Inc. in making an election under Section 338(h)(10) of the Code and any similar election under any applicable state, local or foreign income Tax law (collectively, the “Section 338(h)(10) Election”) with respect to Purchaser’s purchase of the equity of Trayport Inc, contemplated herein. Such common parent shall include any income, gain, loss, deduction, or other tax item resulting from the Section 338(h)(10) Elections on its respective Tax Returns to the extent required by applicable Law.

ARTICLE IX

TERMINATION

SECTION 9.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a) by the mutual written consent of Purchaser and Sellers;

(b) (i) by either Purchaser or Sellers, upon written notification of the non-terminating Party by the terminating Party, if any Order permanently prohibiting consummation of the Sale shall have been issued and shall have become final and non-appealable or (ii) by Sellers, upon written notification of Purchaser by Sellers, if a Governmental Authority issues an Order that prohibits the consummation of the Sale (other than where such Order is of an interim or temporary nature), and Purchaser does not seek to overturn such Order within thirty (30) days of its issuance; provided, however, that a Party shall not have the right to terminate this Agreement pursuant to this Section 9.1(b) if the failure by such Party or of any of its Affiliates to perform any of its material covenants or obligation under this Agreement has been the cause of, or has resulted in, such Order;

(c) by either Purchaser or Sellers, if the Closing has not occurred by May 15, 2016 or, in the circumstances and as by the date, in each case as detailed in Section 9.1(c) of the Purchaser Disclosure Letter, if Purchaser elects to extend such date in writing (the “Extension Election”) (such date, as it may be so extended, the “Outside Date”); provided, however, that neither Purchaser nor Sellers shall have the right to terminate this Agreement pursuant to this Section 9.1(c) if its (or GFI’s, in the case of Sellers) failure to perform or breach of any of its (or GFI’s, in the case of Sellers) material covenants, representations, warranties or obligations under this Agreement has been the cause of, or has resulted in, the failure of the Sale to occur on or before such date;

(d) by Sellers, if Purchaser shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement that would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b), which breach cannot be or has not been cured within sixty (60) Business Days after the giving of written notice by Sellers to Purchaser specifying such breach (provided that in no event shall such 60 Business Day period extend beyond the Outside Date and provided that Purchaser is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement); or

(e) by Purchaser, if Sellers or GFI shall have breached any of their representations, warranties, covenants or agreements contained in this Agreement that would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b), which breach cannot be or has not been cured within sixty (60) Business Days after the giving of written notice by Purchaser to Sellers specifying such breach (provided that in no event shall such 60 Business Day period extend beyond the Outside Date and provided that Purchaser is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement).

SECTION 9.2 Purchaser Termination Fee. Notwithstanding anything in this Agreement to the contrary, in the event that this Agreement is terminated pursuant to (a) Section 9.1(b), if (i) such Order is promulgated or requested to be promulgated under or with respect to a Regulatory Law (other than the HSR Act to the extent applicable to Sellers’ acquisition of Purchaser Common Stock) and (ii) at the time of such termination, the conditions set forth in Sections 7.2(a), 7.2(b) and 7.2(e) have been satisfied or waived (other than those conditions which by their nature could not be satisfied until the Closing, but which conditions at the time of termination are capable of being satisfied) or (b) Section 9.1(c) if, at the time of such termination, (i) the condition set forth in Section 7.1(a) (if such Order is promulgated under or with respect to a Regulatory Law other than the HSR Act to the extent applicable to Sellers’ acquisition of Purchaser Common Stock) or Section 7.1(b) has not been satisfied (except for the lack of HSR Approval to the extent applicable to Sellers’ acquisition of Purchaser Common Stock) and (ii) the conditions set forth in Sections 7.2(a), 7.2(b) and 7.2(e) have been satisfied or waived (other than those conditions which by their nature could not be satisfied until the Closing, but which conditions at the time of termination were capable of being satisfied), then, in each case Purchaser shall promptly, but in no event later than two (2) Business Days after the date of termination of this Agreement, (A) pay by wire transfer of immediately available funds to accounts designated by Sellers, an amount in cash equal to twenty five million dollars ($25,000,000), (B) deliver to Sellers evidence of book-entry shares representing a number of shares of Purchaser Common Stock equal to (I) fifty million dollars ($50,000,000) divided by (II) the arithmetic average of the daily intra-day volume-weighted average price of one share of Purchaser Common Stock on the New York Stock Exchange during the regular trading session (and excluding pre-market and after-hours trading) over the ten (10) consecutive trading days ending the second (2nd) trading day prior to the day on which this Agreement is terminated as contemplated in clause (a) or (b) above, which shares of Purchaser Common Stock shall be free and clear of all Liens, and (C) deliver a counterpart of the Registration Rights Agreement duly executed by Purchaser, to Sellers (the “Purchaser Termination Fee”); provided that if the Extension Fee was previously paid, the Purchaser Termination Fee shall be deemed paid at the time of such termination and no further payment shall be required in connection with such termination. Purchaser acknowledges that the agreement contained in this Section 9.2 is an integral part of the transactions contemplated by this Agreement and that, without this agreement, the Sellers would not have entered into this Agreement. Accordingly, if Purchaser fails to promptly pay any amount due pursuant to this Section 9.2, and in order to obtain such payment, the Sellers commence a suit that results in a judgment against Purchaser for such payment, Purchaser shall pay to each of the Sellers their expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the applicable fee at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made. Subject to Section 9.3 and the right of specific performance pursuant to Section 11.13, the payment by Purchaser of the Reverse Termination Fee in the circumstances under which such fee is payable shall be the sole and exclusive remedy of Sellers and GFI for any damages suffered by Sellers, GFI and the Trayport Companies as a result of the failure of the transactions contemplated by this Agreement to be consummated, and upon such payment pursuant to this Section 9.2 in the circumstances under which such fee is payable, Purchaser shall not have any further liability or obligation related to or arising out of this Agreement.

SECTION 9.3 Effect of Termination. If this Agreement is terminated, no Party hereto (or any of its Affiliates, directors, officers, representatives or agents) will have any liability to any other Party to this Agreement, except for any liability arising out of any knowing or willful breach of this Agreement prior to such termination and except for the obligations set forth in Section 6.2(c)(i), Section 9.2 and Article XI, which shall survive termination.

ARTICLE X

INDEMNIFICATION

SECTION 10.1 Survival of Representations and Warranties and Covenants.

(a) The right to commence any claim for indemnification hereunder with respect to the representations and warranties set forth in Article IV or in any certificate delivered hereunder by Sellers shall survive until the date that is twelve (12) months after the Closing Date. The representations and warranties set forth in Article V shall not survive beyond the Closing and there shall be no liability in respect thereof, whether such liability has accrued prior to or after Closing; provided that the Seller Indemnified Parties shall have a right to commence any claim for indemnification hereunder with respect to the representations and warranties set forth in Article V, or in any certificate delivered hereunder by Purchaser with respect to such representations and warranties, from the Closing Date until the latest of (i) the fifteenth (15th) trading day after Registrable Securities (as defined in the Registration Rights Agreement) are first subject to an effective registration statement filed by Purchaser with the SEC and (ii) if a Blackout Period (as defined in the Registration Rights Agreement) occurs during such fifteen (15) day period, the trading day immediately after the last day of such Blackout Period. Notwithstanding the foregoing sentences, the right to commence any claim with respect to the representations and warranties contained in Section 4.1 (Organization and Good Standing), Section 4.2(a) and (b) (Trayport Entities and Subsidiaries), Section 4.3(a) and (b) (Title), Section 4.4 (Authorization), Section 4.7(a) (Transactions with Affiliates) and Section 4.12 (No Brokers or Finders) (as the same may be confirmed or repeated in any certificate delivered hereunder) (the “Seller Fundamental Representations”) and the representations and warranties contained in Section 5.1 (Organization and Good Standing), Section 5.2 (Authorization) and Section 5.12 (No Brokers or Finders) (as the same may be confirmed or repeated in any certificate delivered hereunder) (the “Purchaser Fundamental Representations”) and any claim based on fraud will survive indefinitely; provided, further that the right to commence any claim with respect to the representations and warranties contained in Section 4.18 (Taxes) will survive until the date that is thirty (30) days following the expiration of the applicable statute of limitations.

(b) The covenants and agreements that contemplate actions (or inaction) to be taken (or not taken) after the Closing shall survive in accordance with their terms. The covenants and agreements that contemplate action (or inaction) to be taken (or not taken) between the date hereof and the Closing shall survive until the date that is twelve (12) months after the Closing Date.

(c) Notwithstanding Section 10.1(a) and Section 10.1(b), in the event written notice of any bona fide claim for indemnification under Section 10.2(a), Section 10.2(b), Section 10.3(a) or Section 10.3(b) shall have been given in accordance herewith within the applicable survival period setting forth in reasonable detail the legal and factual basis for such claim (in light of the facts then known), the indemnification claim shall survive until such time as such claim is fully and finally resolved. Neither Purchaser nor Sellers shall have any liability pursuant to this Agreement with respect to any indemnification claim for a breach of representation, warranty, covenant or agreement first asserted after the survival period specified for such representation, warranty, covenant or agreement in Section 10.1(a) or Section 10.1(b), as applicable.

SECTION 10.2 Indemnification of Purchaser. Subject to Section10.1 and Section 10.5, from and after the Closing Date, Sellers shall, jointly and severally, indemnify, defend, save and hold harmless Purchaser, its Affiliates, including, following the Closing each Trayport Company, and their respective officers, directors, employees, agents and representatives in their capacities as such (collectively, the “Purchaser Indemnified Parties”), from and against (whether in connection with a Third Party Claim or a direct claim) any and all Damages to the extent resulting from, arising out of or relating to:

(a) any breach by Sellers of any representation or warranty under this Agreement or any certificate delivered pursuant to this Agreement (provided that, in each case, assuming that all qualifications contained in such representation or warranty, and the underlying representations and warranties in this Agreement referred to in any such certificate delivered at Closing, as to materiality, including each qualifying reference to the phrases “Business Material Adverse Effect,” the words “material” and “materially” and all similar materiality qualifiers, shall be disregarded, other than with respect to (i) Section 4.9, Section 4.14(c), Section 4.15(a), and Section 4.20(c) and (ii) representations and warranties requiring lists of material items); and

(b) the failure by Sellers to perform any of their covenants or agreements contained in this Agreement.

SECTION 10.3 Indemnification of Sellers. Subject to Section 10.1 and Section 10.5 hereof, from and after the Closing, Purchaser hereby agrees to indemnify, defend, save and hold harmless Sellers, their Affiliates, officers, directors, employees, agents and representatives in their capacities as such (collectively, the “Seller Indemnified Parties” and together with the Purchaser Indemnified Parties, the “Indemnified Parties”) from and against (whether in connection with a Third Party Claim or a direct claim) any and all Damages to the extent resulting from, arising out of or relating to:

(a) any breach by Purchaser of any representation or warranty under this Agreement (provided that, in each case, assuming that all qualifications contained in such representation or warranty, and the underlying representations and warranties in this Agreement referred to in any such certificate delivered at Closing, as to materiality, including each qualifying reference to the phrases “Purchaser Material Adverse Effect,” the words “material” and “materially” and all similar materiality qualifiers, shall be disregarded other than with respect to (i) Section 5.6 and (ii) representations and warranties requiring lists of material items); and

(b) the failure by Purchaser to perform any of its covenants or agreements contained in this Agreement.

SECTION 10.4 Claims.

(a) Third Party Claims. Upon receipt by an Indemnified Party of notice of any action, suit, proceeding, audit, claim, demand, investigation or assessment made or brought by an unaffiliated third party (a “Third Party Claim”) with respect to a matter for which such Indemnified Party is indemnified under this Article X which has or is expected to give rise to a claim for Damages, the Indemnified Party shall promptly (but in any event within ten (10)

Business Days of receipt of such Third Party Claim), in the case of a Purchaser Indemnified Party, notify Sellers, and in the case of a Seller Indemnified Party, notify Purchaser (Sellers or Purchaser, as the case may be, the “Indemnifying Party”), in writing, indicating the nature of such Third Party Claim and, to the extent known, the basis therefor; provided, however, that any delay or failure by the Indemnified Party to give notice to the Indemnifying Party shall relieve the Indemnifying Party of its obligations hereunder only to the extent, if at all, that it is prejudiced by reason of such delay or failure. Such written notice (a “Claim Notice”) shall set forth (i) the facts and circumstances giving rise to such claim for indemnification, to the extent then known by the Indemnified Party, including copies of all material written evidence thereof, (ii) the nature of the Damages suffered or incurred or expected to be suffered or incurred, to the extent then known by the Indemnified Party, (iii) a reference to the provisions of this Agreement in respect of which such Damages have been suffered or incurred or are expected to be suffered or incurred, and (iv) the amount of Damages actually suffered or incurred, to the extent then known by the Indemnified Party, and, to the extent the Damages have not yet been suffered or incurred, a good-faith estimate, to the extent then reasonably estimable, of the amount of Damages that could reasonably be expected to be suffered or incurred. The Indemnifying Party shall have thirty (30) days after receipt of the Claim Notice to elect, at its option, to assume and control the defense of, at its own expense and by its own counsel (which counsel shall be reasonably acceptable to the Indemnified Party), any such Third Party Claim and shall be entitled to assert any and all defenses available to the Indemnified Party to the fullest extent permitted by applicable Law so long as (A) the Indemnifying Party’s written notice of its election to assume the defense of such Third Party Claim states that the Indemnifying Party will, and thereby covenants to, indemnify pursuant to, and subject to the limitations contained in, this Article X and, (B) the Indemnified Party has not been advised by counsel that an actual or potential conflict exists between the Indemnified Party and the Indemnifying Party in connection with the defense of such Third Party Claim and (C) the Third Party Claim does not relate to any criminal or regulatory enforcement Proceeding; provided, that, if the Indemnifying Party assumes the defense of a Third Party Claim and (x) the Indemnified Party subsequently discovers that the facts presented at the time the Indemnifying Party assumed control of the defense were not accurate or incomplete, and (y) the Indemnifying Party reasonably determines that the new information is reasonably likely to mean that the Indemnifying Party does not have an indemnification obligation in respect of such Third Party Claim, then the Indemnifying Party shall provide the Indemnified Party written notice of the same and shall cooperate with the Indemnified Party to transfer control back to the Indemnified Party and the acknowledgement referred to in clause (A) of this sentence shall be null and void and have no further force or effect. If the Indemnifying Party shall undertake to compromise or defend any such Third Party Claim, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party agrees to, and to cause its Affiliates to, cooperate with the Indemnifying Party and its counsel in the compromise of, or defense against, any such Third Party Claim, including by furnishing non-privileged books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim ; provided, however, that the Indemnifying Party shall not settle, compromise or discharge, or admit any liability with respect to, any such Third Party Claim without the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld) unless the relief (I) consists solely of money damages, (II) results in the full and general release of all Indemnified Parties named in such Third Party Claim from all liabilities arising or relating to, or in connection with, such Third Party Claim and (III) involves no finding or admission of any fault or violation of applicable Law. Notwithstanding an election to assume the defense of such action or proceeding, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense of such action or proceeding, and the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel if (x) the Indemnified Party shall have been advised by counsel that a conflict of interest makes representation by the same counsel or the counsel selected by the Indemnifying Party inappropriate or (y) the Indemnifying Party shall have authorized in writing the Indemnified Party to employ separate counsel at the Indemnifying Party’s expense. In any event, the Indemnified Party and Indemnifying Party and their counsel shall cooperate in the defense of any Third Party Claim subject to this Article X and keep such Persons informed of all developments relating to any such Third Party Claims, and provide copies of all relevant correspondence and documentation relating thereto. The Indemnified Party shall have the right at its own expense to participate in the defense of such asserted liability. If the Indemnifying Party receiving such notice of Third Party Claim does not timely elect to defend such Third Party Claim, the Indemnified Party shall have the right, at the Indemnifying Party’s expense, to defend such Third Party Claim; provided, however, that the Indemnified Party shall not settle, compromise or discharge, or admit any liability with respect to, any such Third Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld).

(b) Direct Claims. As promptly as is reasonably practicable after becoming aware of a claim for indemnification under this Agreement not involving a Third Party Claim, the Indemnified Party shall provide a Claim Notice to the Indemnifying Party of such claim; provided, that any delay or failure by the Indemnified Party to provide such Claim Notice shall not relieve the Indemnifying Party of its obligations hereunder except to the extent, if at all, that it is prejudiced by reason of such delay or failure. Each Party hereto also agrees that any direct claim which such Party may bring against any other Party hereto under the provisions of this Agreement shall be governed exclusively by the provisions of this Article X, other than Section 10.4(a).

SECTION 10.5 Limitations.

(a) To avoid any duplicative recovery, in no event shall Sellers or Purchaser be required to provide indemnification to any Purchaser Indemnified Party or Seller Indemnified Party, respectively, pursuant to Section 10.2 or 10.3 for any amount that is included in the final Adjustment Amount, final Closing Cash or final Closing Indebtedness.

(b) In no event shall (i) Sellers be required to provide indemnification to any Purchaser Indemnified Party for any claim (with all claims arising out of substantially the same events or circumstances being aggregated for such purposes) under Section 10.2 or (ii) Purchaser be required to provide indemnification to any Seller Indemnified Party for any claim (with all claims arising out of substantially the same events or circumstances being aggregated for such purposes) under Section 10.3, in each of cases (i) and (ii), if the amount of such claim or aggregated claims is equal to or less than seventy-five thousand dollars ($75,000) (“De Minimis Claims”); provided, however, that the limitation set forth in this Section 10.5(b) shall not apply to any breach of the covenants or obligations set forth in Section 3.3 (Closing Payment) or Section 3.7 (Post-Closing Adjustment).

(c) Sellers shall not be liable for any amounts for which Purchaser Indemnified Parties are otherwise entitled to indemnification pursuant to Section 10.2(a) until the aggregate amount of all Damages exceeds, on a cumulative basis, nine million seven hundred fifty thousand dollars ($9,750,000) (the “Threshold”), and then the Purchaser Indemnified Parties shall be entitled to indemnification pursuant to Section 10.2(a) for all of their Damages (excluding any Damages with respect to De Minimis Claims) in excess of such Threshold, subject to the other limitations set forth in this Article X; provided, however, that the limitation set forth in this Section 10.5(c) shall not apply to any breach of any of the Seller Fundamental Representations or claims based upon fraud. Purchaser shall not be liable for any amounts for which Seller Indemnified Parties are otherwise entitled to indemnification pursuant to Section 10.3(a) until the aggregate amount of all Damages exceeds, on a cumulative basis, the Threshold, and then the Seller Indemnified Parties shall be entitled to indemnification pursuant to Section 10.3(a) for all of their Damages (excluding any Damages with respect to De Minimis Claims) in excess of such Threshold, subject to the other limitations set forth in this Article X; provided, however, that the limitation set forth in this Section 10.5(c) shall not apply to any breach of any of the Purchaser Fundamental Representations or claims based upon fraud.

(d) In no event shall Sellers’ aggregate liability pursuant to Section 10.2(a) exceed an amount equal to sixty five million dollars ($65,000,000) (the “Cap”); provided, however, that the limitation set forth in this Section 10.5(d) shall not apply to a breach of any of the Seller Fundamental Representations or claims based upon fraud. In no event shall Purchaser’s aggregate liability pursuant to Section 10.3(a) exceed an amount equal to the Cap; provided, however, that the limitation set forth in this Section 10.5(d) shall not apply to any breach of any of the Purchaser Fundamental Representations or claims based upon fraud. Claims for indemnification pursuant to any other provision of Section 10.2 or Section 10.3 are not subject to the limitations set forth in Section 10.5(c) and (d). Notwithstanding anything in this Agreement to the contrary, in no event shall Sellers’ or Purchaser’s aggregate liability under this Article X exceed the Closing Purchase Price, subject to any final adjustments to the components therein in accordance with Section 3.7.

(e) Purchaser and Sellers acknowledge and agree that, following the Closing, except in the case of fraud, the indemnification provisions of Section 8.1, Section 10.2 and Section 10.3 shall be the sole and exclusive monetary remedies of Sellers and Purchaser, respectively, for any Damages (including any Damages from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each Party may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, or the transaction contemplated by this Agreement, including any breach of any representation or warranty in this Agreement by any Party, or any failure by any Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement. Without limiting the generality of the foregoing, from and after the Closing, the Parties hereto hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled other than in the case of fraud.

SECTION 10.6 Tax Benefit and Insurance. Notwithstanding anything herein to the contrary, Damages shall be (a) net of any Tax Benefit and (b) net of any insurance or other recoveries actually received by the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification. The Indemnified Party shall use, and cause its Affiliates to use, commercially reasonable efforts to seek full recovery under all insurance and indemnity provisions covering such Damages to the same extent as it would if such Damages were not subject to indemnification hereunder.

SECTION 10.7 Additional Limitations on Damages. In no event shall any Indemnifying Party have any liability for punitive, exemplary, special or speculative damages or any consequential damages that are not reasonably foreseeable (in each case other than damages payable to third parties that may be imposed or otherwise incurred).

SECTION 10.8 Tax Indemnification. Other than Section 10.1(a), Section 10.6 and this Section 10.8, the foregoing provisions of this Article X shall not apply to indemnification with respect to matters relating to Taxes, which shall be governed exclusively by Article VIII.

SECTION 10.9 Mitigation. Each of the Parties agrees to use its commercially reasonable efforts to mitigate its respective Damages upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Damages that are indemnifiable hereunder. Subject to all applicable legal and contractual restrictions, upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article X, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights to the Indemnifying Party to the extent such rights are assignable.

ARTICLE XI

MISCELLANEOUS

SECTION 11.1 Payments.

(a) Any payments to be made under this Agreement shall be made by wire transfer in dollars (with amounts denominated in currencies other than dollars being converted to dollars in accordance with Section 1.2(d)) on the relevant due date with value on that date in immediately available funds and without deducting costs. Payments to Sellers shall be made to such bank account in the United States hereafter designated by Sellers to Purchaser (such account, the “Sellers’ Bank Account”) and payments to Purchaser shall be made to such bank account in the United States hereafter designated by Purchaser to Sellers (such account, the “Purchaser’s Bank Account”).

(b) If this Agreement provides that Purchaser shall make a payment or part of a payment in Purchaser Common Stock (a “Stock Payment”), then Purchaser may at its option make such Stock Payment in whole or in part in cash. If Purchaser elects to pay such Stock Payment or a part thereof in cash, then Purchaser shall pay in accordance with Section 11.1(a) to Sellers’ Bank Account an amount equal to (A) the aggregate arithmetic average of the daily intra-day volume-weighted average price of one share of Purchaser Common Stock on the New York Stock Exchange during the regular trading session (and excluding pre-market and after-hours trading)

over the ten (10) consecutive trading days ending on the second (2nd) trading day prior to the day on which such Stock Payment would be due multiplied by (B) by the number of shares of Purchaser Common Stock Purchaser would otherwise have to be delivered to Sellers.

SECTION 11.2 Notices. All notices, demands, and other communications required or permitted to be given to any Party under this Agreement shall be in writing and any such notice, demand or other communication shall be deemed to have been duly given when delivered by hand, courier or overnight delivery service or, if mailed, two (2) Business Days after deposit in the mail, certified or registered mail, return receipt requested and with first-class postage prepaid, or, if sent by electronic mail, when sent if confirmed by reply electronic mail that is not automated, or, in the case of facsimile notice, when sent and transmission is confirmed, and, regardless of method, addressed to the Party at its address or facsimile number set forth below (or at such other address or facsimile number as the Party shall furnish the other Parties in accordance with this Section 11.1):

(a)	If to Sellers or GFI:

GFI Group Inc.
55 Water Street
New York, New York 10041
	Attn:	Stephen M. Merkel, Esq.
	Facsimile:	(212) 829-4708
	Email:	s.merkel@cantor.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
	Attn:	David K. Lam, Esq.
	Email:	DKLam@wlrk.com
	Facsimile:	(212) 403-2000

(b)	If to Purchaser:

Intercontinental Exchange, Inc.
5560 New Northside Drive
Atlanta, GA 30328
	Attn:	Johnathan Short
	Email:	Johnathan.Short@theice.com
	Facsimile:	(770) 937-0020

With a copy (which shall not constitute notice) to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
	Attn:	David Connolly
	Email:	David.Connolly@shearman.com
	Facsimile:	(212) 848-7179

SECTION 11.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflict of laws principles of such State (other than §§ 5-1401 and 5-1402 of the New York General Obligations Law).

SECTION 11.4 Jurisdiction; Venue; Consent to Service of Process.

(a) Each Party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of courts of the State of New York, County of New York, including the Federal courts located therein, should Federal jurisdiction requirements exist for any action arising out of or relating to this Agreement. Each of the Parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. In addition, each of the Parties hereto irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise (i) any claim that it is not subject to the jurisdiction of the above courts, (ii) that its property is exempt or immune from attachment or execution in any such action or proceeding in the above-named courts, (iii) that such action or proceeding is brought in an inconvenient forum, and (iv) that such action or proceeding should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such courts. Each of the Parties hereto hereby agrees not to commence any such action or proceeding other than before one of the above-named courts. Each of the Parties hereto also hereby agrees that any final and unappealable judgment against a Party in connection with any such action or proceeding shall be conclusive and binding on such Party and that such judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment. The foregoing consent to jurisdiction shall not (A) constitute submission to jurisdiction or general consent to service of process in the State of New York, County of New York, for any purpose except with respect to any action or proceeding resulting from, relating to or arising out of this Agreement or (B) be deemed to confer rights on any Person other than the respective Parties to this Agreement.

(b) To the extent that any Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each of such Seller or Purchaser hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement.

(c) Each Party irrevocably consents to service of process in the manner provided for the giving of notices pursuant to Section 11.1 of this Agreement. Nothing in this Section 11.4 shall affect the right of any Party to serve process in any other manner permitted by Law.

SECTION 11.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

SECTION 11.6 Entire Agreement. This Agreement, together with the Related Agreements, the Disclosure Letters and the Non-Disclosure Agreement and all annexes and exhibits hereto and thereto, embody the entire agreement of the Parties hereto with respect to the subject matter hereof and supersede all prior agreements with respect thereto.

SECTION 11.7 Amendment, Modification and Waiver. No amendment to this Agreement shall be effective unless it shall be in writing and signed by each Party hereto. Any failure of a Party to comply with any obligation, covenant, agreement or condition contained in this Agreement may be waived by the Party entitled to the benefits thereof only by a written instrument duly executed and delivered by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any prior, subsequent or other failure of compliance.

SECTION 11.8 Severability. If any provision of this Agreement or the application of any such provision is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or invalidate or render unenforceable such provision in any other jurisdiction. In the event that any provision hereof would be invalid, illegal or unenforceable, to the extent permitted by applicable Law, the Parties intend that such provision will be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Law, and the Parties agree, to the extent lawful and practicable, use their reasonable efforts to enter into arrangements to reinstate the intended benefits, net of the intended burdens, of any such provision held invalid, illegal or unenforceable.

SECTION 11.9 Successors and Assigns; No Third-Party Beneficiaries. This Agreement and all its provisions shall be binding solely upon and inure solely to the benefit of the Parties and their respective permitted successors and assigns, each of which such successors and permitted assigns will be deemed to be a party hereto for all purposes hereof. Nothing in this Agreement, whether expressed or implied, will confer on any Person, other than the Parties hereto or their respective permitted successors and assigns, any rights, remedies or Liabilities; provided, that (a) the provisions of Article X will inure to the benefit of the Indemnified Parties, (b) the provisions of Section 6.8 will inure to the benefit of the D&O Indemnified Parties and (c) the provisions of Section 6.9 will inure to the benefit of Sellers’ Affiliates. No Party may assign its rights or obligations under this Agreement without the prior written consent of the other Parties hereto and any purported assignment without such consent shall be void; provided, that Purchaser may, without the consent of Sellers, assign any or all of its rights or obligations hereunder to any of its Subsidiaries that is wholly owned by the Purchaser (although no such assignment shall relieve Purchaser of its obligations to Sellers or any Seller Indemnified Party hereunder).

SECTION 11.10 Publicity. With respect to any information in respect of the transactions contemplated hereby which shall not have been previously issued or disclosed, except as required by Law (including the rules and regulations of any applicable stock exchange), each of Sellers and Purchaser agrees that neither it nor any of its Affiliates will issue a press release or make any other public statement or release any public communication with respect thereto without the prior consultation with the other Party. Purchaser and Sellers agree, to the extent possible and legally permissible, to notify, cooperate and consult with, the other Party prior to issuing or making any such public statement (and be provided a reasonable opportunity to comment on such public statement).

SECTION 11.11 WAIVER OF JURY TRIAL. TO THE FULLEST EXTENT PERMITTED BY LAW, EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM ARISING OUT OF, IN WHOLE OR IN PART, OR RELATING TO THIS AGREEMENT OR ANY OF THE SALE.

SECTION 11.12 Expenses. Except as otherwise expressly stated in this Agreement, any costs, expenses, or charges incurred by any of the Parties hereto shall be borne by the Party incurring such cost, expense or charge, in each case, whether or not the transactions contemplated hereby shall be consummated. Except as otherwise provided herein, if the Sale is consummated, all costs, expenses and charges incurred and payable by any of the Trayport Companies in connection with the negotiation, preparation, execution and delivery of this Agreement and the Related Agreements and the consummation of the Sale will be Trayport Transaction Expenses.

SECTION 11.13 Specific Performance and Other Equitable Relief. The Parties hereby expressly recognize and acknowledge that immediate, extensive and irreparable damage would result, no adequate remedy at law would exist and damages would be difficult to determine if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Each Party further acknowledges that a breach or violation of this Agreement cannot be sufficiently remedied by money damages alone and, accordingly, each Party shall be entitled, without the need to post a bond or other security, in addition to damages and any other remedies provided at law or in equity, to specific performance, injunctive and other equitable relief to enforce or prevent any violation. Each Party agrees not to oppose the granting of such equitable relief, and to waive, and to cause its representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy.

SECTION 11.14 Guarantee. As a material inducement to Purchaser to enter into this Agreement and in recognition of substantial direct and indirect benefits to GFI and BGCP therefrom, GFI and BGCP, jointly and severally, hereby absolutely, irrevocably and unconditionally guarantee to Purchaser and the Purchaser Indemnified Parties the due and punctual performance by Sellers of all of Sellers’ obligations and liabilities under or in respect of this Agreement including all of Sellers’ payment obligations hereunder and any obligations or liabilities of Sellers arising from any breach of this Agreement. GFI’s and BGCP’s liabilities hereunder are absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the terms and conditions of this Agreement that may be agreed to by Sellers hereto in accordance with the terms of this Agreement. GFI and BGCP agree that their obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay on the part of Purchaser to assert any claim or demand or to enforce any right or remedy against Sellers or (b) any insolvency, bankruptcy, reorganization or other similar proceeding instituted by or against Sellers. Notwithstanding anything to the contrary contained in this Section 11.14 or otherwise, Purchaser hereby agrees that GFI and BGCP shall have all defenses to their obligations under this guarantee that would be available to Sellers in respect of this Agreement whether pursuant to the terms of this Agreement or pursuant to any applicable Law in connection therewith.

[Signature Pages Follow]

IN WITNESS WHEREOF, each Party hereto has caused this Stock Purchase Agreement to be duly executed on its behalf as of the day and year first above written.

GFINET, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

GFI TP HOLDINGS PTE LTD.

By:	/s/ John Darby
Name:	John Darby
Title:	Director

INTERCONTINENTAL EXCHANGE, INC.

By:	/s/ Scott A. Hill
Name:	Scott A. Hill
Title:	Chief Financial Officer

Solely for purposes of set forth in the preamble:

GFI GROUP INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC PARTNERS, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer